                                                 Registration No. 333-

     As filed with the Securities and Exchange Commission on August 19, 1997

                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ------------------------

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PROGRESSIVE BANCORP, INC.
              ----------------------------------------------------
               (Exact name of registrant as specified in charter)

            Delaware                            6120                       To be applied for
-------------------------------          ----------------               ----------------------
   (State or jurisdiction of             (Primary SIC No.)                  (I.R.S. Employer
 incorporation or organization)                                          Identification Number)


                              601-617 Court Street
                             Pekin, Illinois 61554
                                 (309) 347-5101
    -----------------------------------------------------------------------
    (Address, including Zip Code, and telephone number, including area code of Registrant's principal executive offices)


                            Robert B. Pomerenk, Esq.
                      Luse Lehman Gorman Pomerenk & Schick
                           A Professional Corporation
                          5335 Wisconsin Avenue, N.W.
                                   Suite 400
                             Washington, D.C. 20015
                                 (202) 274-2011
            --------------------------------------------------------
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after receipt of all regulatory approvals.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with
General Instruction G, check the following box.    /X/


--------------------------------------------------------------------------
                      CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------




  Title of each class                          Proposed maximum
  of securities to be        Amount to be     offering price per    Proposed maximum     Amount of
      registered              registered             unit            offering price   registration fee
--------------------------------------------------------------------------------------------------------
 Common Stock,
$.01 par value           168,172 shares        $42.25 (1)              $7,105,267          $2160
--------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee based on the average of the bid and asked price of the Common Stock of Pekin Savings, s.b. as of August 18, 1997 (a date within 5 days prior to the filing of this registration statement).

                                                                       , 1997


Dear Stockholder:

    We invite you to attend a Special Meeting of Stockholders (the "Special Meeting") of Pekin Savings, s.b. (the "Bank") to be held at the Bank's main
office, 601-617 Court Street, Pekin, Illinois, on [    ],       , 1997 at 1:30
p.m., Illinois time.

    The attached Notice of Special Meeting and Prospectus/Proxy Statement describe the formal business to be transacted at the Special Meeting. Stockholders will vote upon a proposal to reorganize the Bank into the holding company form of ownership by approving an Agreement and Plan of Reorganization by which: (i) the Bank will become a wholly owned subsidiary of Progressive Bancorp, Inc., a newly formed Delaware corporation, and (ii) each outstanding share of Common Stock of the Bank will be converted into one share of common stock par value $.01 per share of Progressive Bancorp, Inc. Management believes that the reorganization into the holding company form of ownership will provide the Bank greater financial and operating flexibility, since the holding company will be able to engage in a broader range of financial and business activities than the Bank may engage. Stockholders will also be asked to vote on a proposal to adjourn the Special Meeting if there are not enough votes to approve the holding company reorganization. Finally, stockholders will be asked to vote on a proposal to amend the Articles of Incorporation of the Bank to change the name of the Bank to "Pekin Savings Bank." Directors and officers of the Bank will be present to respond to any questions that our stockholders may have.

    YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. On behalf of the Board of Directors, we urge you to please sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as soon as possible even if you currently plan to attend the Special Meeting. This will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend the meeting.

                                        Sincerely,



                                        Arthur E. Krile, Jr.
                                        President and Chief
                                        Executive Officer

------------------------------------------------------------------------------

                                     PEKIN SAVINGS, S.B.
                                     601-617 Court Street
                                     Pekin, Illinois 61554
--------------------------------------------------------------------------------

                        NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                To Be Held on       , 1997

    A Special Meeting of Stockholders (the "Special Meeting") of Pekin Savings, s.b. (the "Bank") will be held at the Bank's main office, 601-617 Court Street,
Pekin, Illinois, on       , 1997, at 1:30 p.m., Illinois time.

    The Special Meeting is for the following purposes which are more completely described in the accompanying Prospectus/Proxy Statement:

        1. The approval of the reorganization of the Bank into the holding company form of ownership by approving an Agreement and Plan of Reorganization, pursuant to which the Bank will become a wholly owned subsidiary of Progressive Bancorp, Inc., a newly formed Delaware corporation, and each outstanding share of Common Stock of the Bank will be converted into one share of Common Stock of Progressive Bancorp, Inc.

        2. The adjournment of the Special Meeting to a later date if an insufficient number of shares are present in person or by proxy at the Special Meeting to approve the Agreement and Plan of Reorganization.

        3. The approval of an amendment to the Articles of Incorporation of the Bank to change the name of the Bank to "Pekin Savings Bank."

    The Board of Directors is not aware of any other business to come before the Special Meeting.

    Any action may be taken on any one of the foregoing proposals at the Special Meeting or any adjournments thereof. Stockholders of record at the close of
business on       , 1997, are the stockholders entitled to vote at the Special
Meeting and any adjournment thereof.

                                      BY ORDER OF THE BOARD OF DIRECTORS



                                      Arthur E. Krile, Jr.
                                      President and Chief
                                      Executive Officer


Pekin, Illinois
       , 1997

    You are requested to fill in and sign the enclosed proxy which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Special Meeting in person.



------------------------------------------------------------------------------
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE BANK THE EXPENSE OF A FURTHER REQUEST FOR PROXIES IN ORDER TO INSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.
-------------------------------------------------------------------------------

                              PEKIN SAVINGS, S.B.

                         Proxy Statement for Special
                           Meeting of Stockholders
-------------------------------------------------------------------------------
                           PROGRESSIVE BANCORP, INC.
-------------------------------------------------------------------------------
                                 Prospectus for
                            shares of Common Stock par value $.01 per share

                         PROSPECTUS AND PROXY STATEMENT

    This Prospectus and Proxy Statement is being furnished to the holders of common stock of Pekin Savings, s.b. (the "Bank"), an Illinois-chartered stock savings bank, in connection with the solicitation of proxies by the Board of Directors of the Bank for use at a Special Meeting of Stockholders to be held on
      , 1997.

    This Prospectus and Proxy Statement also serves as the Prospectus of Progressive Bancorp, Inc. (the "Holding Company"), a Delaware corporation, under the Securities Act of 1933 with respect to the issuance of shares of Progressive Bancorp, Inc. common stock, par value $.01 per share (the "Common Stock"), in the Reorganization described herein. The accompanying Notice of Special Meeting and this Prospectus and Proxy Statement are first being mailed to stockholders
on or about       , 1997.

    At the Special Meeting, holders of shares of Common Stock of the Bank will be asked to vote upon a proposal to approve an Agreement and Plan of
Reorganization dated as of       , 1997 as a result of which (i) the Bank will
become a wholly-owned subsidiary of the Holding Company; and (ii) all of the outstanding shares of the Bank's Common Stock will be converted, on a one-for-one basis, into outstanding shares of Common Stock, par value $.01 per share, of the Holding Company. The stockholders of Common Stock of the Bank will thus become the stockholders of Common Stock of the Holding Company. This transaction is hereinafter referred to as the "Reorganization."

    In the event the Reorganization is not approved by stockholders at the Special Meeting, the Bank will continue to operate in its current form.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE ILLINOIS OFFICE OF BANKS AND REAL ESTATE OR THE FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER FEDERAL OR STATE AGENCY NOR HAS THE COMMISSION, OFFICE, CORPORATION OR ANY OTHER AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE SHARES ARE NOT GUARANTEED BY THE BANK OR THE HOLDING COMPANY AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF THE PRINCIPAL INVESTED.

    The date of this Prospectus and Proxy Statement is       , 1997.

                             AVAILABLE INFORMATION

    Under the rules and regulations of the Securities and Exchange Commission ("SEC"), the solicitation of stockholders of the Bank to approve the Reorganization may be deemed to constitute an offering of Holding Company Common Stock to be issued in connection therewith. Accordingly, the Holding Company has filed a Registration Statement with the SEC on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to such offering, and this Prospectus/Proxy Statement constitutes a Prospectus of the Holding Company filed as part of the Registration Statement. This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Holding Company Common Stock and related matters, reference is made to the Registration Statement, including the exhibits filed as a part thereof. The Registration Statement, including exhibits, may be inspected or copied at prescribed rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549; Room 1024, and at the public reference facilities in the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. If available, such information may also be accessed through the SEC's electronic data gathering, analysis and retrieval system via electronic means, including the SEC's web site on the Internet (http:// www.sec.gov).

    The Bank is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Federal Deposit Insurance Corporation (the "FDIC"). Documents filed by the Bank with the FDIC can be inspected and copies may be obtained at prescribed rates from the FDIC Registration and Disclosure Section at Room F-643, 550 17th Street, N.W., Washington, D.C. 20429, telephone number 202-898-8913. In addition, the Bank's latest annual report on Form F-2 and quarterly report on Form F-4 will be made available upon request. The Holding Company is currently a wholly-owned subsidiary of the Bank that was formed solely for the purpose of effecting the Reorganization. As a wholly-owned subsidiary, the Holding Company has not previously been subject to the requirements of the Exchange Act, and there is currently no public market for its stock. If the Reorganization is consummated, the Holding Company will become subject to the reporting and proxy statement requirements of the Exchange Act as currently apply to the Bank and, in accordance therewith, will file reports, proxy statements and other information with the SEC. In addition, in connection with the annual meeting of shareholders of the Holding Company, proxy statements accompanied or preceded by annual reports to shareholders will contain financial statements that have been examined and reported upon, with an opinion expressed by an independent auditor.

    No person is authorized to give any information or to make any representation not contained in this Prospectus and Proxy Statement and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus and Proxy Statement does not constitute an offer to sell or a solicitation of an offer to purchase a security, or a solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it would be unlawful to make such offer or solicitation. Neither the delivery of this Prospectus and Proxy Statement nor any distribution of the securities being offered pursuant to this Prospectus and Proxy Statement shall, under any circumstances, create any implication that there has been no change in the affairs of the Holding Company or of Bank since the date of this Prospectus and Proxy Statement.

    A copy of the Bank's Annual Report may be obtained at no cost by writing E. Glen Rittenhouse, Pekin Savings, s.b., 601-617 Court Street, Pekin, Illinois 61554.

                                        (ii)

------------------------------------------------------------------------------
                               SUMMARY INFORMATION
                                        ON
                            PROPOSED HOLDING COMPANY
------------------------------------------------------------------------------

    The following summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus and Proxy Statement under "Proposal I--Proposed Formation of Holding Company", and Exhibits A, B and C attached hereto.

GENERAL

    The formation of a holding company will be accomplished under an Agreement and Plan of Reorganization dated February 26, 1997 ("Plan of Reorganization"), pursuant to which the Bank will become a wholly owned subsidiary of Progressive Bancorp, Inc., a newly formed Delaware corporation. Under the terms of the proposed reorganization (the "Reorganization"), each outstanding share of the Bank's Common Stock, par value $1.00 per share ("Bank Common Stock"), will be converted into one share of common stock of the Holding Company, par value $.01 per share ("Common Stock"), and the holders of Bank Common Stock will become the holders of all of the outstanding Common Stock of the Holding Company. The Holding Company was incorporated in July 1997 solely for the purpose of becoming a savings bank holding company and has no prior operating history. Following the Reorganization, it is intended that the Bank will continue its operations at the same locations, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

REASONS FOR THE HOLDING COMPANY REORGANIZATION

    The Board of Directors of the Bank believes that a holding company structure will provide greater flexibility than is currently enjoyed by the Bank, including flexibility for potential acquisition activities. A holding company structure will permit the acquisition or formation of other institutions, which could then be operated on an autonomous basis as separate subsidiaries of the Holding Company. Upon consummation of the Reorganization, the Holding Company will be in a position to take immediate advantage of any acquisition opportunities which may arise, though at this time there are no agreements or understandings for any specific acquisitions. The establishment of a bank holding company also permits diversification of operations and the acquisition and formation of companies engaged in lines of business which, while complementary to the banking business, may help to reduce the risks inherent in an industry which is sensitive to interest rate changes. Finally, the Reorganization will permit the Holding Company to repurchase shares of its outstanding Common Stock if the Holding Company's capital position and other available investment opportunities makes such repurchases desirable; however, management of the Bank has no current plans to implement such repurchases. Currently, the Bank may not itself repurchase shares of Bank Common Stock without triggering certain potentially adverse tax consequences. For further information, see "PROPOSAL I--PROPOSED FORMATION OF HOLDING COMPANY--Reasons for the Holding Company Reorganization."


                                      (iii)

MARKET FOR COMMON STOCK

    The Bank Common Stock is traded over the counter through the National Daily Quotation System "Pink Sheets" published by the National Quotation Bureau, Inc. The Holding Company is currently a subsidiary of the Bank, and consequently there is no established trading market for its common stock at this time. Following consummation of the Reorganization, it is anticipated that the Common Stock of the Holding Company will also be traded over the counter through the National Daily Quotation System "Pink Sheets".

DIVIDENDS

    Following the Reorganization, holders of Holding Company Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors of the Holding Company out of funds legally available therefor. The timing and amount of future dividends will be within the discretion of the Board of Directors of the Holding Company and will depend on the consolidated earnings, financial condition, liquidity and capital requirements of the Holding Company and its subsidiaries, including the Bank, applicable governmental regulations and policies and other factors deemed relevant by the Holding Company's Board of Directors. Currently, it is not anticipated that the dividend policy of the Holding Company will differ from that of the Bank. See "Proposal I--Proposed Formation of Holding Company--Comparison of Stockholder Rights--Payment of Dividends."

MANAGEMENT OF THE HOLDING COMPANY

    The Board of Directors of the Holding Company presently consists, and is expected to continue to consist upon the completion of the Reorganization, of all of the present directors of the Bank. The officers of the Holding Company will consist of certain persons now serving as officers of the Bank. See "Proposal I--Proposed Formation of Holding Company--Management of the Holding Company."

TAX CONSEQUENCES

    Consummation of the Reorganization is expressly conditioned upon receipt by the Bank of an opinion of its special counsel, Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation, that, among other things, the Reorganization will be treated as a non-taxable transaction at the corporate and stockholder levels. Receipt of this opinion or a ruling from the Internal Revenue Service ("IRS") is a condition to the consummation of the Reorganization. This opinion will not be binding on the IRS. Each Bank stockholder should consult his or her own tax counsel as to specific federal, state and local tax consequences of the Reorganization, if any, to such stockholder. See "Proposal I--Proposed Formation of Holding Company--Tax Consequences."

CONDITIONS TO THE REORGANIZATION

    The Plan of Reorganization sets forth a number of conditions which must be met before the Reorganization will be completed, including: (i) approval of the Plan of Reorganization by the holders of a majority of the outstanding shares of Bank Common Stock; (ii) receipt of either a ruling from the IRS or an opinion of special counsel that the Reorganization will be treated as a non-taxable transaction for federal income tax purposes; (iii) approval of the Reorganization by the Illinois Office of Banks and Real Estate (the "Office"), the SEC and any other federal or state agency having jurisdiction necessary for consummation of the Reorganization; and (iv) registration of the shares of the Common Stock to be issued in the



                                           (iv)

Reorganization under the Securities Act of 1933 and the compliance by the Holding Company with all applicable state securities laws relating to the issuance of the Holding Company's Common Stock.

COMPARISON OF STOCKHOLDERS' RIGHTS

    As a result of the Reorganization, holders of the Bank Common Stock, whose rights are presently governed by Illinois banking law and regulations and the Articles of Incorporation and Bylaws of the Bank, will become stockholders of Progressive Bancorp, Inc., a Delaware corporation. Accordingly, their rights will be governed by the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of Progressive Bancorp, Inc. Certain differences arise from this change of governing law, as well as from distinctions between the Articles of Incorporation and Bylaws of the Bank and the Certificate of Incorporation and Bylaws of Progressive Bancorp, Inc. See "Proposal I--Proposed Holding Company Formation--Comparison of Stockholders Rights."

    The Holding Company's Certificate of Incorporation contains provisions limiting the liability of directors and officers of the Holding Company for certain breaches of their fiduciary duty to the Holding Company's stockholders, indemnifying directors and officers in certain proceedings against them, providing for a staggered Board of Directors, and providing a supermajority vote requirement in order to remove a director. Such provisions may have the effect of protecting the management of the Holding Company against attempts to change or replace it. Directors and officers of the Bank thus have a personal interest in the completion of the Reorganization. See "Proposal I--Proposed Holding Company Formation--Management of the Holding Company--Indemnification of Officers and Directors and Limitation of Liability" and "--Comparison of Stockholder Rights."

RECOMMENDATION

    The Board of Directors of the Bank has unanimously approved the Reorganization and recommends that the stockholders vote "FOR" the Plan of Reorganization.


                                       (v)

------------------------------------------------------------------------------
                               PROGRESSIVE BANCORP, INC.
                                  PEKIN SAVINGS, S.B.

                              601-617 Court Street Pekin,
                                      Illinois 61554
                                      (309) 347-5101
----------------------------------------------------------------------------
                            SPECIAL MEETING OF STOCKHOLDERS
                                                   , 1997
-----------------------------------------------------------------------------
                                      INTRODUCTION

    This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Pekin Savings, s.b. (the "Bank") for a Special Meeting of Stockholders of the Bank (the "Special Meeting") to be held at the Bank's main office, 601-617 Court Street, Pekin,
Illinois, on [    ],       , 1997, at 1:30 p.m., Illinois time. The
accompanying Notice of Special Meeting and this Prospectus and Proxy Statement, together with the enclosed proxy card, are first being mailed to
stockholders on or about       , 1997.

                            REVOCABILITY OF PROXIES

    Stockholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Special Meeting and all adjournments thereof. Proxies may be revoked by written notice delivered to the Secretary of the Bank at the address shown above, or by filing of a properly executed later-dated proxy. A proxy will not be voted if a stockholder attends the Special Meeting and votes in person. The presence of a stockholder at the Special Meeting alone will not revoke such stockholder's proxy. Proxies solicited by the Board of Directors will be voted in accordance with the directions given therein. If no voting directions are indicated, proxies will be voted in favor of the proposals to be considered at the Special Meeting.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

    Stockholders of record as of the close of business on       , 1997 (the
"Record Date"), are entitled to one vote for each share then held. As of
 , 1997, the Bank had approximately [ ] shares of Bank Common Stock, issued and outstanding. The presence, in person or by proxy, of a majority of the
total number of shares of Bank Common Stock outstanding on       , 1997 will
be required to constitute a quorum at the Special Meeting.

    The affirmative vote of at least two-thirds of the total shares eligible to vote is required for approval of Proposal I. The affirmative vote of at least a majority of the shares of Bank Common Stock present in person or by proxy is required for approval of Proposal II. At least a majority of the total votes eligible to be cast is required for approval of Proposal III. Abstentions and broker non-votes will be counted for purposes of determining that a quorum is present but will not be counted as votes in favor of Proposal II. Abstentions and broker non-votes will have the same effect as votes against Proposals I and III.

    The following table sets forth information with respect to the beneficial ownership in Bank Common Stock as of the Record Date by persons known by the Bank to own more than 5% of Bank Common Stock and all officers and directors as a group. Other than as set forth below, to the best knowledge of the Bank, no person beneficially owns more than 5% of the outstanding Bank Common Stock. Ownership is direct unless otherwise specified.

                                                                  Percent of Shares of
            Name and Address            Amount and Nature of        Bank Common Stock
          of Beneficial Owner          Beneficial Ownership(1)       Outstanding (3)
         ---------------------        ----------------------      ---------------------
Arthur E. Krile, Jr.                           13,310                        7.43%
224 Cypress
Pekin, Illinois 61554

E. Glen Rittenhouse                            11,626                        6.52%
1804 Columbus Drive
Pekin, Illinois 61554

All Directors and Executive Officers
as a Group (11 persons)                        36,801(2)                     20.6%

------------------------

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.

(2) Includes 10,853 shares of Common Stock underlying options granted pursuant to the Pekin Savings and Loan Association 1992 Stock Option Plan. Does not include 2,643 shares subject to such options under the Pekin Savings and Loan Association 1992 Stock Option Plan because such options may not be exercised within 60 days of the Record Date.

(3) Includes shares underlying options exercisable at any time within 60 days from the Record Date.

                               MARKET INFORMATION

    The Bank's Common Stock is traded over the counter through the National Daily Quotation System "Pink Sheets" published by the National Quotation Bureau,
Inc. On the Record Date, there were approximately       shares of Bank Common
Stock outstanding and there were approximately       holders of record of Bank
Common Stock.

    On March 17, 1997, the last full trading day prior to the public announcement of the proposed Reorganization, the closing price of the Bank Common Stock was $39.00. On August 1, 1997, the closing price of the Bank Common Stock was $42.00.

    During each of fiscal year 1995 and 1996, the Bank paid an annual cash dividend of $.25 per share on the Bank Common Stock. In fiscal year 1997, the Bank paid an annual cash dividend of $1.00 per share on the Bank Common Stock.

    The following table sets forth the range of high and low sales prices of the Bank Common Stock during the two most recent fiscal years and subsequent interim periods based on information obtained by the Bank. Due to the fact that the Bank Common Stock is not actively traded, the high and low sales price may not be an accurate indication of the Bank Common Stock's actual value.

                                                                                                                 Sales Price
                                                                                                             --------------------
                                                                                                               High        Low
                                                                                                             ---------  ---------
1995
-----

First Quarter..............................................................................................  $   21.00  $   21.00
Second Quarter.............................................................................................      21.00      21.00
Third Quarter..............................................................................................      21.00      23.50
Fourth Quarter.............................................................................................      23.50      23.50

1996
----

First Quarter..............................................................................................      23.50      23.50
Second Quarter.............................................................................................      23.50      25.00
Third Quarter..............................................................................................      25.00      28.50
Fourth Quarter.............................................................................................      28.50      35.00

1997
-----
First Quarter..............................................................................................      35.00      39.00
Second Quarter.............................................................................................      39.00      42.00
Third Quarter..............................................................................................      42.00      44.00

                                             3

                                  PEKIN SAVINGS, s.b.

    Pekin Savings, s.b. is an Illinois-chartered stock savings bank headquartered in Pekin, Illinois. The Bank was founded in 1882 and has been a member of the Federal Home Loan Bank System since 1955. Its deposits are insured up to the regulatory maximum by the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. On January 17, 1994, the Bank converted from an Illinois-chartered savings and loan association to an Illinois-chartered savings bank.

    The Bank is, and intends to continue to be, a community-oriented financial institution committed to offering a variety of financial services to meet the needs of its local community. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate mortgage loans for the purchase of single-family homes in Tazewell and Mason counties, Illinois. The Bank also invests in mortgage-backed securities, all of which are secured by one- to four-family residential mortgage loans that are insured or guaranteed by the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association or Government National Mortgage Association. The Bank also makes home equity loans secured by the borrower's principal residence and other types of consumer loans such as auto loans and home improvement loans. To a lesser extent, the Bank makes interim construction loans. Although the Bank has a small number of commercial real estate loans in its portfolio, such loans are not actively originated by the Bank. In addition to its lending activities and investments in mortgage-backed securities, the Bank invests in securities issued by the United States Government and its agencies.

                             SUMMARY FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE BANK

    Set forth below are selected financial and other data of Pekin Savings, s.b. ("Pekin Savings" or the "Bank"). This financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Bank and notes thereto presented elsewhere in this Annual Report.

                                                                                           At September 30,
                                                                         -----------------------------------------------------
                                                                           1996       1995       1994       1993       1992
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                                            (In Thousands)

Total amount of:
  Assets...............................................................  $  83,299  $  82,359  $  78,802  $  76,051  $  81,466
  Loans receivable, net................................................     55,777     48,419     43,683     32,749     32,802
  Mortgage-backed securities...........................................     10,639     14,589     16,601     22,105     26,107
  Total investments:
    Interest-bearing deposits..........................................      1,419      2,755      3,364      1,471      5,596
    Investment securities..............................................     11,238     12,696     11,276      4,182      4,783
  Assets held for sale (1).............................................         --         --         --     12,644      8,991
  Deposits.............................................................     67,323     66,913     66,537     68,327     77,127
    Borrowed funds.....................................................      8,000      8,000      6,000      2,000         --
    Retained earnings, substantially restricted........................      5,372      5,021      4,357      3,472      2,526
  Stockholders' equity.................................................      6,657      6,408      5,466      4,789      3,839


------------------------

(1) Consists of certain U.S. Treasury securities, mortgage-backed securities and fixed-rate first mortgage loans that may not be held to their contractual maturity.

SELECTED FINANCIAL RATIOS AND OTHER DATA

                                                                                      AT OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                                               -----------------------------------------------------
                                                                                    1996       1995       1994       1993     1992
                                                                                  ---------  --------  --------  -------- ------
Return on average assets (net income divided by average total assets)........       0.46%      0.88%      1.15%      1.21%   0.61%
Return on average equity (net income divided by average equity)..............       5.88      11.95      17.05      21.77   22.42
Average equity to average assets.............................................       7.90       7.34       6.72       5.54    2.70
Average equity to average liabilities........................................       8.58       7.92       7.21       5.86    2.78
Retained earnings to total assets at end of period...........................       6.45       6.10       5.53       4.56    3.10
Total stockholders' equity to total assets at end of period..................       7.99       7.78       6.94       6.30    4.71
Interest rate spread during period...........................................       2.33       2.86       3.30       2.84    2.03
Net interest margin during period (1)........................................       2.62       3.11       3.47       3.04    2.03
Interest expense to average interest-earning assets..........................       4.79       4.48       4.12       4.91    6.27
Interest income to average assets............................................       7.05       7.29       7.29       7.66    7.97
Interest expense to average assets...........................................       4.56       4.30       3.96       4.73    6.03
Non-interest expense to average assets.......................................       2.82       2.32       2.45       2.18    1.99
Nonperforming loans to total loans at end of period..........................       0.20       0.25       0.11       0.43    1.19
Nonperforming assets to total assets.........................................       0.28       0.17       0.09       0.32    0.91
Allowance for loan losses to net loans receivable at end of period...........       0.39       0.44       0.46       0.64    0.77
Average interest-earning assets to average interest-bearing liabilities......     106.12     105.48     104.44     104.08  100.00
Net interest income to other operating expenses..............................      88.33     128.58     136.22     134.68   98.00
Number of:
 Real estate loans outstanding...............................................      1,482      1,483      1,454      1,514    1,546
 Deposit accounts............................................................      9,387      9,367      9,504      9,853   10,562
 Offices.....................................................................          2          2          2          2        2

------------------------

(1) Net interest margin represents net interest income divided by average interest-earning assets.

SUMMARY OF OPERATING DATA

                                                                                        At or For the Year Ended September 30,
                                                                                      ------------------------------------------
                                                                                  1996       1995       1994       1993       1992
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                                       (In Thousands, Except Per Share Data)
Interest income (1)..........................................................  $   5,963  $   5,861  $   5,638  $   6,001  $   6,708
Interest expense.............................................................      3,855      3,460      3,059      3,703      5,071
                                                                               ---------  ---------  ---------  ---------  ---------
Net interest income..........................................................      2,108      2,401      2,579      2,298      1,637
Provision for loan losses....................................................         12         20         41         36         24
                                                                               ---------  ---------  ---------  ---------  ---------
    Net interest income after provision for loan losses......................      2,096      2,381      2,538      2,262      1,613
                                                                               ---------  ---------  ---------  ---------  ---------
Noninterest income:
  Service charges............................................................        111        112        136        124        111
  Travel agency fees, net of direct expenses.................................        200        153        113         --         --
  Commissions from sale of annuities.........................................         51         10          9         15         21
  Net gain on sale of investments, mortgage-backed securities, assets
    held for sale, and loans held for sale...................................        122         72        112        514        523
  Other......................................................................        287        242        248        205        166
                                                                               ---------  ---------  ---------  ---------  ---------
    Total noninterest income.................................................        771        589        618        858        821
                                                                               ---------  ---------  ---------  ---------  ---------
Noninterest expense:
  General and administrative expense.........................................      1,928      1,865      1,815      1,628      1,523
  Net (gain) loss on sale of real estate owned...............................         (6)         1          8         42         25
  Real estate owned expense, net of income...................................         24         (6)        38         34         22
  BIF/SAIF special assessment................................................        440         --         --         --         --
  Other......................................................................         --          7         32          2        100
                                                                               ---------  ---------  ---------  ---------  ---------
    Total noninterest expense................................................      2,386      1,867      1,893      1,706      1,670
                                                                               ---------  ---------  ---------  ---------  ---------
Income before income taxes and cumulative effect of change in accounting
  principle..................................................................        481      1,103      1,263      1,414        764
Income taxes.................................................................         88        398        447        469        255
                                                                               ---------  ---------  ---------  ---------  ---------
Income before cumulative effect of change in accounting principle............        393        705        816        945        509
Cumulative effect of change in accounting for income taxes...................         --         --         70         --         --
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------  ---------
  Net income.................................................................  $     393  $     705  $     886  $     945  $     509
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------  ---------
Per common share data (2):
  Primary income per share before cumulative effect of change in accounting
      principle..............................................................  $    2.24  $    4.05  $    4.74  $    5.75  $      --
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------  ---------
Primary income per share.....................................................  $    2.24  $    4.05  $    5.14  $    5.75  $      --
                                                                               ---------  ---------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------  ---------  ---------

------------------------

(1) Includes fee income on the servicing of loans originated and sold by the Bank.

(2) Income per share information for the year ended September 30, 1992 is not applicable as the Bank was not a capital stock company until September 29, 1992.

                                   MANAGEMENT

    The Bank's Board of Directors is currently composed of seven members. The Bank's bylaws provide that approximately one-third of the directors are to be elected annually. Directors of the Bank are generally elected to serve for a three year period or until their respective successors shall have been elected and shall qualify.

    The table below sets forth certain information regarding the composition of the Bank's Board of Directors, including the terms of office of Board members.

                                                                                                                       SHARES OF
                                                                                                                      COMMON STOCK
                                                                                                                      BENEFICIALLY
                                                               POSITIONS                                                OWNED ON
                                                              HELD IN THE               DIRECTOR     CURRENT TERM      THE RECORD
NAME (1)                               AGE (7)                   BANK                   SINCE (2)      TO EXPIRE        DATE (3)
-----------------------------------  -----------  -----------------------------------  -----------  ---------------  --------------
Patrick E. Oberle                            49   Director                                   1994           1999            933(6)
James S. Wolf                                51   Director                                   1994           1999            2,233
Arthur E. Krile, Jr.                         60   President, Chief Executive Officer         1985           1997         13,310(4)
                                                  and Director
E. Glen Rittenhouse                          48   Senior Vice President, Secretary
                                                  and Director                               1987           1997         11,626(5)
Orville G. Deppert                           80   Chairman of the Board                      1951           1998            2,641
R.H. More                                    83   Vice Chairman of the Board                 1953           1998            2,641
John L. Steger                               33   Director                                   1996           1998              200


                                       PERCENT
                                         OF
NAME (1)                                CLASS
-----------------------------------  -----------
Patrick E. Oberle                             *%
James S. Wolf                              1.30
Arthur E. Krile, Jr.                       7.43
E. Glen Rittenhouse                        6.52
Orville G. Deppert                         1.50
R.H. More                                  1.50
John L. Steger                                *

                                                                (footnotes on following page)

------------------------
(*) Less than 1%.

(1) The mailing address for each person listed is 601 Court Street, Pekin, Illinois 61554.

(2) Reflects initial appointment to the Board of Directors of the Bank's mutual predecessor.

(3) Includes shares subject to options granted under the Pekin Savings and Loan Association 1992 Stock Option Plan (the "Option Plan") and exercisable within 60 days of the Record Date; does not include shares subject to options that are not exercisable within 60 days of the Record Date.

(4) Includes 4,936 shares subject to options granted pursuant to the Option
    Plan.

(5) Includes 4,376 shares subject to options granted pursuant to the Option
    Plan.

(6) Includes 683 shares subject to options granted pursuant to the Option Plan.

(7) As of September 30, 1996.

    The principal occupation during the past five years of each director and executive officer of the Bank is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

    Orville G. Deppert became Chairman of the Board in 1967. He is currently retired.

    R.H. More became Vice Chairman of the Board in 1981. He is currently retired, and was the former publisher of The Pekin Daily Times.

    Arthur E. Krile, Jr. has been President and Chief Executive Officer of the Bank since 1985.

    E. Glen Rittenhouse is the Senior Vice President and Secretary of the Bank.

    John L. Steger is a partner and vice president of Steger's Ltd., a furniture retailer located in Pekin, Illinois.

    James S. Wolf is a certified public accountant and has been President of Wolf, Tesar & Company, P.C., an accounting firm, since 1980.

    Patrick E. Oberle has been a principal of the law firm Elliff, Keyser, Oberle & Dancey, P.C. since 1976.

    James A. Crafton has been employed by the Bank since 1977 and is presently Vice President-Installment Loans.

    Lisa M. Harness has been employed by the Bank since 1976, and presently serves as Vice President-Mortgage Loans--Servicing.

    David Earl Riley has been employed by the Bank since 1986, and presently serves as Vice President--Mortgage Loan Originations.

    Eugene Van Vooren has been employed by the Bank since 1985 and presently serves as Vice President and Treasurer. He is the chief financial officer of the Bank.

EXECUTIVE COMPENSATION

    The following table sets forth for the fiscal years ended September 30, 1996, 1995, and 1994, certain information as to the total remuneration paid by the Bank to the Chief Executive Officer of the Bank as of September 30, 1996.

                                                                       ANNUAL COMPENSATION (1)
                                                      ----------------------------------------------------------
                                                          FISCAL
                      NAME AND                          YEARS ENDED                              OTHER ANNUAL
               PRINCIPAL POSITION (2)                  SEPTEMBER 30,   SALARY (3)     BONUS    COMPENSATION (4)
----------------------------------------------------  ---------------  -----------  ---------  -----------------
Arthur E. Krile, Jr.                                      1996          $  64,473   $   5,875      $--
  President and Chief                                     1995             62,588       5,400       --
  Executive Officer                                       1994             62,348       4,500       --




                      NAME AND                             ALL OTHER
               PRINCIPAL POSITION (2)                  COMPENSATION (5)
----------------------------------------------------  -------------------
Arthur E. Krile, Jr.                                     $   2,096
  President and Chief                                        1,863
  Executive Officer                                          2,013


------------------------
(1) Does not include benefits pursuant to the Bank's Pension Plan. See
    "Benefits."

(2) No other executive officer received salary and bonuses that in the aggregate exceeded $100,000.

(3) Includes amounts deferred at the election of the named executive officer pursuant to the Bank's 401(k) Plan.

(4) Does not include earnings on the named executive officer's 401(k) Plan account. No long-term compensation, stock options (other than pursuant to the Option Plan), or other stock awards were awarded to this executive officer during the fiscal years ended September 30, 1996, 1995, or 1994.

(5) Includes matching payments made by the Bank on deferred amounts under the Bank's 401(k) Plan.

DIRECTORS' COMPENSATION

    Members of the Board of Directors of the Bank each received $6,000 during the year ended September 30, 1996; the Vice Chairman of the Board received an additional fee of $600 and the Chairman received an additional fee of $1,200 during the year ended September 30, 1996. Members of the Board committees are not paid additional amounts for attendance at committee meetings. The Bank paid a total of $43,800 in directors' and committee fees for the year ended September 30, 1996.

BENEFITS

    CHANGE OF CONTROL AGREEMENTS. The continued success of the Bank depends to a significant degree on the skills and competence of its officers. In August 1995, the Board of Directors of the Bank approved Change of Control Agreements for each of the following officers: Arthur E. Krile, Jr., President and Chief Executive Officer; E. Glen Rittenhouse, Senior Vice President and Secretary; Eugene Van Vooren, Vice President and Treasurer; James A. Crafton, Vice President-Installment Loans; D. Earl Riley, Vice President-Mortgage Loan Originations; and Lisa M. Harness, Vice President-Mortgage Loans-Servicing. The Change of Control Agreements were not presented to shareholders of the Bank for a vote. The Change of Control Agreements are intended to assist the Bank in maintaining a stable and competent management base by enabling the Bank to offer to the designated officers certain protections against termination without cause in the event of a "change in control" as defined in the agreements.

    Each of the Change of Control Agreements for Messrs. Krile and Rittenhouse has a term of 36 months. As of March 31, 1997, the Change of Control Agreement for Mr. Van Vooren had a remaining term of eight months. Each of the Change of Control Agreements for Messrs. Crafton and Riley and Ms. Harness has a term of 12 months. Each agreement provides that at any time following a "change in control" of the Bank, if the officer's employment with the Bank is involuntarily, or in certain circumstances voluntarily, terminated during the term of the agreement, for any reason other than "cause" (as defined in the agreement), the officer would be entitled to receive a payment in an amount determined by the average of the five preceding years' annual base salary, including bonuses and any other cash compensation paid during such years, and the amount of any benefits received pursuant to any employee benefit plans on behalf of such officer maintained by the Bank during such years, excluding life, medical, dental and disability insurance coverage. For the purposes of the agreements, a "change in control" is defined to include the execution of an agreement for the sale of all, or a substantial portion, of the assets of the Bank, or for a merger or recapitalization of the Bank whereby the Bank is not the surviving entity, but does not include the Reorganization.

    If the "change in control" provisions are triggered under the terms of the Change of Control Agreements, the following officers would receive approximately the amounts set forth opposite their names in severance compensation if the termination of employment occurred in the year ended September 30, 1996:


                                       TERMINATION
            OFFICERS                      AMOUNT
          ------------                 -----------

     Arthur E. Krile, Jr.............   $ 199,710
     E. Glen Rittenhouse.............     172,032
     Eugene Van Vooren...............      59,890


    The aggregate amount of severance compensation for all officers of the Bank if termination of employment occurred in the year ended September 30, 1996 would be $542,369.

    PENSION PLAN. All full-time salaried employees who have attained the age of 21 and completed one year of service with the Bank are enrolled in the Bank's defined benefit multiple employer non-contributory pension plan sponsored by the Financial Institutions Retirement Fund. Employees remain eligible for plan benefits for so long as such employees complete 1,000 hours of service in each calendar year. The pension plan provides for monthly payments to or on behalf of each covered employee upon the employee's attainment of normal retirement age, at age 65. These payments are calculated in accordance with a formula based on the employee's average annual salary for the five consecutive years of highest salary during benefit service and his number of years of benefit service. Early retirement and disability benefits are also payable under the Plan. In addition, if an eligible employee dies while in active service, his beneficiary is entitled to a lump sum death benefit equal to 100% of such employee's last 12 months' salary, plus an additional 10% of such salary for each year of benefit service until a maximum of 300% of such salary is reached for 20 or more years. Forms of payment, in addition to an annuity, are also available under the Plan.

    Under the Plan, the Bank makes an annual contribution for the benefit of eligible employees computed on an actuarial basis. At September 30, 1996, the market value of the pension plan trust fund equaled approximately $805,000. Employee benefits under the Plan vest as designated in the schedule below:



          YEARS OF CREDITED SERVICE          VESTED
            VESTING PURPOSES* FOR          PERCENTAGES
         -------------------------        ------------

         Less than 5..................          0%
         5 or more....................        100%

------------------------
* Eligible employees who have reached age 65 are automatically 100% vested, regardless of completed years of employment.

    The following table illustrates annual pension benefits at age 65 under the most advantageous plan provisions available at various levels of compensation and years of service. Under the Plan, the benefit amounts in the following table are not subject to any deduction for social security or other offset amounts.

                          YEARS OF BENEFIT SERVICE
            -----------------------------------------------------
 AVERAGE
  SALARY       10         15         20         25         30
----------  ---------  ---------  ---------  ---------  ---------
$   20,000  $   3,000  $   4,600  $   6,000  $   7,600  $  9,000
$   30,000  $   4,500  $   6,900  $   9,000  $  11,400  $  13,500
$   50,000  $   7,500  $  11,500  $  15,000  $  19,000  $  22,500
$   75,000  $  11,250  $  17,250  $  22,500  $  28,500  $  33,750
$  100,000  $  15,000  $  23,000  $  30,000  $  38,000  $  45,000
$  150,000  $  22,500  $  34,500  $  45,000  $  57,000  $  67,500

    As of September 30, 1996, Arthur E. Krile and E. Glen Rittenhouse had 35 years and 23.25 years of creditable service, respectively, under the Plan. Also as of September 30, 1996, the average annual salary for the five consecutive years of highest salary for Messrs. Krile and Rittenhouse was $65,170 and $57,344, respectively.

    FLEXIBLE BENEFITS PROGRAM (SECTION 125 PLAN). The Bank has established a Flexible Benefits Program pursuant to Section 125 of the Internal Revenue Code of 1986, as amended. The Program provides for payment of eligible employee health care and dependent care expenses through fixed payroll deductions. All full-time employees of the Bank are eligible to participate in the Program after six continuous months of employment. The Bank absorbs the costs of administration of the Program. The third party administrator of the Program is Employee Benefits Cooperative, Madison, Wisconsin.

    STOCK OPTION PLAN. The Bank adopted the Pekin Savings and Loan Association 1992 Stock Option Plan (the "Option Plan"), pursuant to which a number of options have been granted to officers, directors and employees of the Bank. The purpose of the Option Plan is to provide additional incentive to certain officers, directors and employees by facilitating their purchase of stock in the Bank. The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan.

    The Option Plan is administered by a committee of non-employee directors designated by the Board of Directors (the "Option Committee"). Such members of the Option Committee are "disinterested" within the meaning of Rule 16b-3 pursuant to the Securities Exchange Act of 1934. The Option Committee selects those to whom options are to be granted and the number of such options to be granted.

    Officers, directors and employees are eligible to receive, at no cost to them, options under the Option Plan. Options granted under the Option Plan constitute both incentive stock options (options that afford favorable tax treatment to recipients upon compliance with certain restrictions pursuant to
Section 422 of the Code and that do not normally result in tax deductions to the
Bank) and options that do not so qualify. The option price may not be less than 100% of the fair market value of the shares on the date of the grant, and no option shall be exercisable after the expiration of ten years from the date it is granted; provided, however, that in the case of any employee who owns more than 10% of the outstanding Common Stock at the time the option is granted, the option price may not be less than 110% of the fair market value of the shares on the date of the grant, and the option shall not be exercisable after the expiration of five years from the date it is granted. Option shares may be paid in cash, shares of the Common Stock, or a combination of both.

    No federal income tax consequences are incurred by the Bank or the optionee at the time of grant of an option. The exercise of an option which is an incentive stock option will generally not by itself result in the recognition of taxable income to the optionee nor entitle the Bank to a deduction at the time of such exercise. However, the difference between the exercise price and the fair market value of the option shares on the date of exercise is an item of tax preference which may, in certain situations, trigger the alternative minimum tax under the Code. The optionee will recognize capital gain or loss upon resale of the shares received upon such exercise; provided that he held such shares for at least one year after transfer of the shares to him or two years after the grant of the option, whichever is later. If the shares are not held for that period, the optionee will recognize ordinary income upon disposition in an amount equal to the lesser of (i) the difference between the exercise price and the fair market value on the date of the exercise of the shares or (ii) the gain realized upon the sale. The exercise of a non-incentive stock option will generally result in the recognition of ordinary income by the optionee on the date of exercise in an amount equal to the difference between the exercise price and the fair market value of the shares acquired pursuant to the option. The Bank will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as any ordinary income is recognized by the optionee.

    The Option Plan provides that, in the event of a change in control or imminent change in control of the Bank, any option which provides for its exercise in installments shall become immediately exercisable, and the optionee shall, at the discretion of the Option Committee, be entitled to receive cash in an amount equal to the excess of the fair market value of the stock subject to the option over the option price in exchange for the surrender of the option. "Control" generally refers to the acquisition by any person or group of the ownership or power to vote more than 25% of the Bank's stock, the control of the election of a majority of the directors or the exercise of a controlling influence over the management or policies of the Bank. However, pursuant to the terms of the Option Plan, the Reorganization is not a change in control that would cause the immediate exerciseability of the options.

    The Bank will receive no monetary consideration for granting of stock options under the Option Plan. It will receive no monetary consideration other than the option price for each share issued to optionees upon the exercise of such options.

    TRANSACTIONS WITH CERTAIN RELATED PERSONS. The Bank, like many financial institutions, has followed a policy of granting loans to its officers, directors and employees. All loans by the Bank to its directors and executive officers are subject to FDIC regulations regarding loans and other transactions with affiliated persons of the Bank. In the past, loans to such persons have been made in the ordinary course of business on substantially the same terms and conditions, except for reduced interest rates and loan fees, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present any other unfavorable features. In 1989, federal laws regarding transactions with affiliates were amended to require that all loans to directors and executive officers be made on terms and conditions comparable to those for similar transactions with non-affiliates. The Bank's policy is to make loans to affiliates in compliance with the federal laws.

    Set forth below is certain information as to loans made by the Bank to each of its directors and executive officers whose aggregate indebtedness to the Bank exceeded $60,000 at any time since October 1, 1995. Unless otherwise indicated, all of the loans are secured loans and all loans designated as residential loans are first mortgage loans secured by the borrower's principal place of residence.

                                                                                               HIGHEST     BALANCE AS
                                                                                               BALANCE         OF
                                                                                  ORIGINAL     DURING      SEPTEMBER
        NAME OF OFFICER                                                DATE         LOAN     1996 FISCAL      30,
          OR DIRECTOR                        LOAN TYPE              ORIGINATED     AMOUNT       YEAR          1996
--------------------------------  --------------------------------  -----------  ----------  -----------  ------------
Lisa M. Harness                   Home Mortgage                        10/93      $   65,500   $  62,555   $   60,784
Vice President                    Home Improvement                     11/95           4,000       4,000        3,436
                                  2nd Mortgage                         12/95          22,000      22,000        21,536

D. Earl Riley                     Home Mortgage                        08/95      $   60,000   $  59,949    $   58,865
Vice President                    Home Mortgage                        07/93          75,000      73,468        72,650
                                  2nd  Mortgage                         4/96          23,500      23,500        21,928
                                  1st Mortgage                         07/95         108,000     107,902       106,686

James S. Wolf                     Home Mortgage                        08/95      $  160,000   $ 159,511    $  153,935
Director


                                     INTEREST
                                      RATE ON
        NAME OF OFFICER            SEPTEMBER 30,
          OR DIRECTOR                  1996
--------------------------------  ---------------
Lisa M. Harness                         7.00%
Vice President                          9.50%
                                        8.00%

D. Earl Riley                           7.25%
Vice President                          7.50%
                                        7.25%
                                        7.25%

James S. Wolf                           7.375%
Director


           PROPOSAL I--PROPOSED FORMATION OF HOLDING COMPANY

SUMMARY

    The formation of a holding company will be accomplished under the Plan of Reorganization, pursuant to which the Bank will become a wholly owned subsidiary of the Holding Company. Under the terms of the Plan of Reorganization, each outstanding share of Bank Common Stock will be converted into one share of Common Stock and the holders of Bank Common Stock will become the holders of all of the outstanding Common Stock of the Holding Company. The Holding Company was incorporated in July 1997 solely for the purpose of becoming a savings bank holding company and has no prior operating history. Following the Reorganization, it is intended that the Bank will continue its operations at the same locations, with the same management, and subject to all the rights, obligations and liabilities of the Bank existing immediately prior to the Reorganization.

REASONS FOR THE HOLDING COMPANY REORGANIZATION

    The Board of Directors of the Bank believes that a holding company structure is in the best interest of the Bank's shareholders because it will provide greater flexibility than is currently enjoyed by the Bank, including flexibility in acquisition activities and management structure. If the holding company acquires additional subsidiaries, the acquired institution would be able to operate on an autonomous basis as a separate, wholly-owned subsidiary of the Holding Company rather than as a division of the Bank. This more autonomous operation may be decisive in acquisition negotiations. The holding company form of organization would permit flexibility in management structure in that it would allow an acquired institution to retain its own directors, officers and corporate name as well as having representation on the Holding Company board of directors. The holding company structure would also permit the Bank and the Holding Company to have different officers and directors, although the Bank currently intends that all officers and directors of the Holding Company be officers and directors of the Bank. Although there are no pending or ongoing agreements or understandings for acquisitions, and although there have been no recent discussions concerning any acquisitions by or of the Bank, the Holding Company will be in a position to take immediate advantage of any acquisition opportunities that arise. The acquisition of another banking institution would be subject to regulatory approval, and certain aspects of the operations of the Holding Company and those of its banking institution subsidiaries would still be subject to oversight and supervision by the applicable regulatory agency. See "REGULATION OF THE HOLDING COMPANY."

    The establishment of a bank holding company also permits diversification of operations and the acquisition and formation of companies engaged in lines of business which, while complementary to the banking business, may help to reduce the risks inherent in an industry that is sensitive to interest rate changes. Accordingly, upon consummation of the Reorganization, the Holding Company will be in a position to take immediate advantage of any acquisition opportunities that may arise, though at this time there are no agreements or understandings for any specific acquisitions. Management believes that acquisition or formation of such enterprises, which do not have the degree of asset and liability interest rate sensitivity inherent in the structure of a financial institution, will provide a beneficial stabilizing effect on operations. Federal Reserve regulations, however, prohibit a bank holding company from engaging in nonbank activities that are not closely related to banking. Such prohibited activities currently include, for example, real estate development and securities underwriting.

    The Board of Directors of the Bank believes that the holding company form of organization will also provide flexibility for meeting the future financial needs of the Bank or any other subsidiaries of the Holding Company. For example, the holding company form of organization would permit the holding company to repurchase shares of common stock without the adverse tax consequences that would be experienced by the Bank in the event that it repurchased shares of Bank Common Stock, which tax consequences would be a result of the recapture of a portion of the bad debt reserves which the Bank has established for federal income tax purposes under Section 593 of the Internal Revenue Code of 1986, as amended.

    The Holding Company may ultimately consider a private or public offering of equity securities following completion of the Reorganization in order to raise capital for possible diversification and expansion, although the Board of Directors of the Holding Company has no intention at this time of issuing additional equity or debt securities immediately following completion of the Reorganization. The timing, type of security, size and terms of any offering will depend upon market and interest rate conditions at that time. No stockholder approval of such an offering would be required by the chartering instruments of the Holding Company. There can be no assurance that any such offering will occur.

    THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE REORGANIZATION AND RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE PLAN OF REORGANIZATION.

PLAN OF REORGANIZATION

    The Reorganization will be accomplished under the Plan of Reorganization, which is attached as Exhibit A hereto. The following discussion is qualified in its entirety by reference to the Plan of Reorganization. The Plan of Reorganization was unanimously approved by the Board of Directors on February 26, 1997.

    The Holding Company is a newly organized Delaware corporation which was formed by the Bank solely for the purpose of effecting the Reorganization. Therefore, the Holding Company has no prior operating history. The Plan of Reorganization is by and among the Holding Company, the Bank, and Pekin Interim Savings Bank, a to-be-formed interim Illinois stock savings bank ("Interim").

    The reorganization of the Bank will be accomplished by the following steps:
(i) the formation by the Bank of a wholly owned service corporation, the Holding Company, incorporated under the laws of the State of Delaware for the primary purpose of becoming the sole stockholder of a newly formed interim stock savings bank, and subsequently becoming the sole stockholder of the Bank Common Stock, which formation shall include the issuance of up to 500 shares of the Common Stock to the Bank for a price of $100 per share; (ii) the formation of an interim Illinois stock savings bank, "Interim," which will be wholly owned by the Holding Company; and (iii) the merger of Interim into the Bank, with the Bank as the surviving corporation. Pursuant to such merger: (a) all of the issued and outstanding shares of Bank Common Stock will automatically be converted by operation of law on a one-for-one basis into an equal number of issued and outstanding shares of Common
Stock, and (b) all of the issued and outstanding shares of common stock of Interim will automatically be converted by operation of law on a one-for-one basis into an equal number of issued and outstanding shares of Bank Common Stock, which will be all of the issued and outstanding stock of the Bank.

    After the Reorganization, the former holders of Bank Common Stock will be the holders of all of the outstanding Common Stock of the Holding Company. Thus, because the Holding Company will hold all of the issued and outstanding voting stock of the Bank, the Bank is described herein as a "wholly owned" subsidiary of the Holding Company following the Reorganization.

    The Board of Directors of the Bank presently intends to capitalize the Holding Company up to approximately $50,000, subject to the approval of regulatory authorities. Future capitalization of the Holding Company will be dependent upon dividends declared by the Bank based on future earnings, or the raising of additional capital by the Holding Company through a future issuance of securities, debt or by other means. The Board of Directors of the Holding Company has no present plans or intentions with respect to any future issuance of securities or debt at this time.

    After the Reorganization, the Bank will continue its existing business and operations as a wholly owned subsidiary of the Holding Company and the consolidated capitalization, assets, liabilities, income and financial statements of the Holding Company immediately following the Reorganization will be substantially the same as those of the Bank immediately prior to consummation of the Reorganization. The Articles of Incorporation and the Bylaws of the Bank will continue in effect, and will not be affected in any manner by the Reorganization, except that, if approved by stockholders, the Articles of Incorporation and Bylaws of the Bank will be amended to change the name of the Bank to "Pekin Savings Bank." The corporate existence of the Bank will continue unaffected and unimpaired by the Reorganization.

EFFECTIVE DATE

    The "Effective Date" of the Reorganization will be the date upon which the Articles of Merger pertaining to the Reorganization are filed with and endorsed by the State of Delaware. Although management of the Bank does not anticipate any significant delays in obtaining the endorsement of the Articles of Merger, the effects of any such delays on holders of the Bank Common Stock would depend upon the attendant facts and circumstances surrounding the specific delay.

OPTIONAL EXCHANGE OF STOCK CERTIFICATES

    After the Effective Date of the Reorganization, Bank Common Stock certificates evidencing shares of the Bank Common Stock will represent, by operation of law, the same number of shares of the Holding Company's Common Stock. Former holders of the Bank Common Stock will not be required to exchange their Bank Common Stock certificates for the Common Stock certificates, but will have the option to exchange Bank stock certificates for the Holding Company stock certificates. Any stockholder desiring more information about such exchange may request exchange may request additional information from the Bank by writing the Secretary of the Bank, 601-617
Court Street, Pekin, Illinois 61554.

TAX CONSEQUENCES

    The Bank has received an opinion of its special counsel, Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation, Washington, D.C., as to certain federal income tax consequences of the Reorganization. Receipt of this opinion of counsel or a letter ruling of the Internal Revenue Service (the "IRS"), is a condition to the consummation of the Reorganization. This opinion, which is not binding on the IRS, provides as follows:

        (1) The merger of Interim with and into the Bank will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended ("Code"), and the Holding Company, the Bank and Interim will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

        (2) No gain or loss will be recognized by the Bank's stockholders on the exchange of their Bank Common Stock for the Holding Company Common Stock.

        (3) No gain or loss will be recognized by the Holding Company on the receipt by it of the Bank Common Stock solely in exchange for Interim common stock.

        (4) The basis of the Holding Company Common Stock received by the Bank's stockholders will be the same as the basis of the Bank Common Stock surrendered in exchange therefor.

        (5) The holding period of the Holding Company Common Stock to be received by the stockholders of the Bank will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided the Bank Common Stock was held as a capital asset on the date of the exchange.

        (6) No gain or loss will be recognized by the Bank by reason of the holding company formation, except to the extent that the Bank might have taxable income as a result of payments to stockholders who exercise dissenters' appraisal rights and/or the transfer to the Holding Company of an amount that exceeds current and accumulated earnings and profits of the Bank and such income or amounts are deemed to be paid out of the bad debt reserves of the Bank.

        (7) Where a Bank stockholder, upon exercise of his dissenters' appraisal rights, receives solely cash in exchange for his Bank Common Stock, such cash will be taxable as having been received by the stockholder as a distribution in redemption of his stock subject to the provisions and limitations of Section 302 of the Code.

    Each Bank stockholder should consult his own tax counsel as to specific federal, state and local tax consequences of the Reorganization, if any, to such stockholder.

CONSEQUENCES UNDER FEDERAL SECURITIES LAWS

    The Holding Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933 (the "Securities Act") for the registration of the

Common Stock to be issued pursuant to the Plan of Reorganization. This Proxy Statement and the accompanying Notice of Special Meeting constitute the prospectus of the Holding Company filed as part of such registration statement. Upon consummation of the Reorganization, the Holding Company, will register the Common Stock under the Securities Exchange Act of 1934 ("Exchange Act") and will be required to comply with the insider trading reporting and proxy requirements under the Exchange Act. In addition, the Holding Company will be required to file periodic reports with the SEC.

    Holding Company Common Stock received by persons who are not affiliates of the Bank or the Holding Company may be resold without registration. Shares received by affiliates of the Bank will be subject to the resale restrictions of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), which are substantially the same as the restrictions of Rule 144 discussed below. The Rule 145 restrictions terminate after one year if the Holding Company continues to comply with the reporting requirements under the Exchange Act, but any affiliate of the Bank who becomes an affiliate of the Holding Company will continue to be subject to the restrictions of Rule 144.

    This Prospectus/Proxy Statement does not cover any resales of Holding Company Common Stock received by persons who may be deemed to be affiliates of the Holding Company upon consummation of the Reorganization. If the Holding Company satisfies the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Bank who complies with the other conditions of Rule 144, including those that require the affiliate sales to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, in any three-month period, a number of shares not to exceed the greater of 1% of the outstanding shares of the Holding Company, or the average weekly volume of trading in such shares during the preceding four calendar years.

CONDITIONS TO THE REORGANIZATION

    The Plan of Reorganization sets forth a number of conditions which must be met before the Reorganization will be consummated, including, among others: (i) the approval of the Plan of Reorganization by the holders of two-thirds of the outstanding shares of Bank Common Stock; (ii) the receipt of either a ruling from the IRS or an opinion of counsel that the Reorganization will be treated as a non-taxable transaction under the Code (see "Tax Consequences"); (iii) the approval of the Reorganization by the Illinois Office of Banks and Real Estate and the Federal Reserve, and the receipt of all approvals from any other governmental agencies which may be required for the completion of the Reorganization; and (iv) registration of the shares of Common Stock of the Holding Company to be issued in the Reorganization under the Securities Act and the compliance by the Holding Company with all applicable state securities laws relating to the issuance of the Holding Company's Common Stock. Additionally, the Plan of Reorganization may be terminated at any time prior to the Effective Date of the Reorganization by the Board of Directors of the Bank.

    If stockholders of the Bank approve the Reorganization, the Reorganization is expected to become effective as soon thereafter as required regulatory approvals are received, required waiting periods have expired and the other conditions to consummation of the Reorganization have either been satisfied or waived. If the Reorganization is not approved by the Bank's stockholders, the Bank will continue to operate without a holding company structure. All expenses relating solely to the Reorganization will be paid by the Bank whether or not the Reorganization is approved by its stockholders and the Reorganization is consummated.

AMENDMENT, TERMINATION OR WAIVER

    The Board of Directors of the Bank may cause the Plan of Reorganization to be amended or terminated if the Board determines for any reason that such amendment or termination would be advisable.

Such amendment or termination may occur at any time prior to the filing of Articles of Merger with the State of Delaware, provided that no such amendment may be made to the Plan of Reorganization after stockholder approval if such amendment is deemed to be materially adverse to the stockholders of the Bank. Additionally, any of the terms or conditions of the Plan of Reorganization may be waived by the party which is entitled to the benefit thereof.

BUSINESS OF THE BANK

    The Bank is an Illinois-chartered stock savings bank headquartered in Pekin, Illinois. The business of the Bank consists primarily of attracting savings deposits from the general public and originating mortgage loans for the purpose of financing or refinancing one- to four-family dwellings and other improved residential and commercial properties located in the State of Illinois. The Bank also invests in mortgage-backed securities, all of which are secured by one- to four-family residential mortgage loans that are insured or guaranteed by the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association or Government National Mortgage Association. The Bank also makes home equity loans secured by the borrower's principal residence and other types of consumer loans such as auto loans and home improvement loans. To a lesser extent, the Bank makes interim construction loans. Although the Bank has a small number of commercial real estate loans in its portfolio, such loans are not actively originated by the Bank. In addition to its lending activities and investments in mortgage-backed securities, the Bank invests in securities issued by the United States Government and its agencies.

    The Bank conducts its operations from its main office at 601-617 Court Street, Pekin, Illinois, and from one branch office located at 108 South Adams Street, Manito, Illinois.

    The Bank was founded in 1882 and has been a member of the Federal Home Loan Bank System since 1955. Its deposits are insured up to the regulatory maximum by the Savings Association Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. On January 17, 1994, the Bank converted from an Illinois-chartered savings and loan association to an Illinois-chartered savings bank.

BUSINESS OF THE HOLDING COMPANY

    GENERAL. The Holding Company is currently a non-operating, wholly owned subsidiary of the Bank. Upon the completion of the Reorganization, the Bank will become a wholly owned subsidiary of the Holding Company and each stockholder of the Bank will become a stockholder of the Holding Company with the same respective ownership interests therein as presently held in the Bank.

    Immediately after consummation of the Reorganization, it is expected that the Holding Company will not engage in any business activity other than to hold all of the stock of the Bank. The Holding Company does not presently have any arrangements or understandings regarding any acquisition or merger opportunities. It is anticipated, however, that the Holding Company in the future may pursue other investment opportunities, including possible diversification through acquisitions and mergers.

    PROPERTY. The Holding Company is not expected to own or lease real or personal property initially. Instead, it intends to utilize the premises, equipment and furniture of the Bank without the direct payment of any rental fees to the Bank.

    LEGAL PROCEEDINGS. Since its organization, the Holding Company has not been a party to any legal proceedings.

    EMPLOYEES. At the present time, the Holding Company does not intend to employ any persons other than its management. It will utilize the support staff of the Bank from time to time without the payment of any fees. If the Holding Company acquires other savings institutions or pursues other lines of business, it may hire additional employees at such time.

    COMPETITION. It is expected that for the immediate future the primary business of the Holding Company will be the ownership of the Bank Common Stock. Therefore, the competitive conditions to be faced by the Holding Company will be the same as those faced by the Bank.

MANAGEMENT OF THE HOLDING COMPANY

    DIRECTORS. The directors of the Holding Company are, and upon completion of Reorganization will continue to be, the same persons who are at present the directors of the Bank. The three-year terms of the directors are staggered to provide for the election of approximately one-third of the board members each year.

    EXECUTIVE OFFICERS. The executive officers of the Holding Company are, and upon completion of the Reorganization will be the following persons, each of whom is an officer of the Bank:

NAME                      POSITION
-----                     --------
Arthur E. Krile, Jr.      President and Chief Executive Officer
E. Glen Rittenhouse       Senior Vice President and Secretary


    REMUNERATION. Since the formation of the Holding Company, none of its executive officers or directors have received any remuneration from the Holding Company. It is expected that unless and until the Holding Company becomes actively involved in additional businesses, no separate compensation will be paid to its directors and officers in addition to compensation paid to them by the Bank. However, the Holding Company may determine that such separate compensation is appropriate in the future. Because the directors and officers of the Holding Company initially will not be compensated by the Holding Company but will continue to serve and be compensated by the Bank, no separate employee benefit plans of the Holding Company are anticipated at this time. The Bank will continue to maintain its employee benefit plans.

    At the present time, the Holding Company does not intend to employ any persons other than its present management. If the Holding Company acquires other businesses, it may hire additional employees at such time.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS AND LIMITATION OF LIABILITY. Neither the Bank's Articles of Incorporation or Bylaws provide for indemnification of directors, officer or employees of the Bank against legal and other expenses incurred by them.

    The Holding Company's Bylaws provide that the Holding Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of the Holding Company or any predecessor of the Holding Company, or is or was serving at the request of the Holding Company or any predecessor of the Holding Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Section 145(a)-(d) of the Delaware General Corporation Law, provided that the

Holding Company shall not be liable for any amounts which may be due in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification thereunder without its prior written consent.

    Under Section 145(a)-(d) of the Delaware General Corporation Law as currently in effect, other than in actions brought by or in the right of the Holding Company, such indemnification would apply if it was determined in the specific case that the proposed indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Holding Company and, with respect to any criminal proceeding, if he had no reasonable cause to believe that his conduct was unlawful. In actions brought by or in the right of the Holding Company, such indemnification would probably be limited to reasonable expenses (including attorneys' fees), and would apply if it were determined in the specific case that the proposed indemnitee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Holding Company, except that no indemnification may be made with respect to any claim, issue or matter as to which such person is adjusted liable to the Holding Company unless, and only to the extent that, the Delaware Court of Chancery or the court in which that action was brought determines upon application that, in view of all the circumstances of the case, the proposed indemnitee if fairly and reasonably entitled to indemnity for such expenses as the court deems proper. To the extent that any director, officer, employee or agent of the Holding Company has been successful on the merits or otherwise in defense of any proceeding, he must be indemnified against reasonable expenses incurred by him in connection therewith.

    The Holding Company's Bylaws also provide that reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Holding Company in defending any civil, criminal, administrative or investigative action, suit or proceeding described above shall be paid by the Holding Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Holding Company.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Holding Company, pursuant to the foregoing provisions, the Holding Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    In addition, the Holding Company's Articles of Incorporation provide that a director shall not be personally liable to the Holding Company or its stockholders for monetary damages for breach of their fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Holding Company or its stockholders; (ii) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for any transaction from which the director derived an improper personal benefit; or (iv) for an unlawful distribution or the making of certain stock purchases or redemptions.

    This provision eliminates the potential liability of the Holding Company's directors for failure, through negligence or gross negligence, to satisfy their duty of care, which requires directors to exercise informed business judgment in discharging their duties. It may thus reduce the likelihood of derivative litigation against directors and discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have been beneficial to the Holding Company and its stockholders. Stockholders will thus be surrendering a cause of action based upon negligent business decisions, including those relating to attempts to change control of the Holding Company. The provision will not, however, affect the right to pursue equitable remedies for breach of the duty of care, although such remedies might not be available as a practical matter.

    Currently, the scope of the provision in the Holding Company's Certificate of Incorporation limiting the personal liability of directors is uncertain because of the absence of judicial precedent interpreting similar provisions. In addition, the SEC takes the position that similar provisions added to other corporations' certificates of incorporation would not protect those corporations' directors from liability for violations of the federal securities laws. Federal banking regulators also may take the same position with respect to violations of federal banking laws and regulations.

    The provision limiting the personal liability of the Holding Company's directors does not eliminate or alter the duty of the Holding Company's directors; it merely limits personal liability for monetary damages to the maximum extent now or hereafter permitted by the Delaware General Corporation Law. Moreover, it currently applies only to claims against a director arising out of his role as a director; it currently does not apply to claims arising out of his role as an officer (if he is also an officer) or arising out of any other capacity in which he serves because Section 102(b)(7) does not authorize such a limitation of liability.

    To the best of management's knowledge, there is currently no pending or threatened litigation for which indemnification may be sought or any recent litigation involving directors of the Bank that might have been affected by the limited liability provision in the Holding Company's Articles of Incorporation had it been in effect at the time of the litigation.

    The above provisions seek to ensure that the ability of the Holding Company's directors to exercise their best business judgment in managing the Holding Company's affairs, subject to their continuing fiduciary duties of loyalty to the Holding Company and its stockholders, is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors and officers often requires such persons to make difficult judgments of great importance which can expose such persons to personal liability, but from which they will acquire no personal benefit (other than as stockholders). In recent years, litigation against corporations and their directors and officers, often amounting to mere "second guessing" of good-faith judgments and involving no allegations of personal wrongdoing, has become common. Such litigation often claims damages in large amounts which bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not officers of the corporation, and the expense of defending such litigation, regardless of whether it is well founded, can be enormous. Individual directors and officers can seldom bear either the legal defense costs involved or the risk of a large judgment.

    In order to attract and retain competent and conscientious directors and officers in the face of these potential serious risks, corporations have historically provided for corporate indemnification in their bylaws and have obtained liability insurance protecting the company and its directors and officers against the cost of litigation and related expenses. The Bank currently has insurance coverage for its directors and officers and the Bank's management currently anticipates that the Holding Company will be able to obtain such coverage for its directors and officers. Based upon the publicized trends in the insurance industry and the reported experience of other companies, the Bank's management has no reason to believe that these problems will be alleviated in the near future. While in the opinion of the Bank's management current conditions have not, to date, impaired the Bank's ability to secure qualified directors and officers, management of the Bank believes that these trends may result in individuals being unwilling, in many instances, to serve as directors of the Holding Company without at least a partial substitute for the protection which such insurance has historically provided. The provisions of the Holding Company's Articles of Incorporation relating to director liability and the Delaware law authorizing such provisions are intended to reduce, in appropriate cases, the risks incident to serving as a director, which otherwise could be covered by liability insurance. The Holding Company's Board of Directors, the individual members of which will benefit from the inclusion of the indemnification and limitation of liability provisions, has a personal interest in including these provisions in the Holding Company's Articles of Incorporation at the potential expense of stockholders.

COMPARISON OF STOCKHOLDER RIGHTS

    INTRODUCTION. As a result of the Reorganization, holders of Bank Common Stock, whose rights are presently governed by the Illinois banking law, and the Articles of Incorporation and Bylaws of the Bank, will become stockholders of the Holding Company, a Delaware corporation. Accordingly, their rights will be governed solely by the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of the Holding Company. Certain differences arise from this change of governing law, as well as from distinctions between the Articles of Incorporation and Bylaws of the Bank and the Certificate of Incorporation and Bylaws of the Holding Company. The following discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but summarizes certain significant differences. The Certificate of Incorporation of the Holding Company are attached hereto as Exhibit B and should be reviewed for more detailed information.

    ISSUANCE OF CAPITAL STOCK. The Bank's Articles of Incorporation authorize the issuance of 15,000,000 shares of capital stock: 10,000,000 of which are Bank Common Stock, $1.00 par value per share; and 5,000,000 of which are shares of serial preferred stock, no par value per share. No shares of serial preferred stock are outstanding. The Certificate of Incorporation of the Holding Company authorizes the issuance of 250,000 shares of Common Stock, par value $0.01 per share and 50,000 shares of serial preferred stock, par value $.01 per share. Management has chosen $.01 par value for the authorized shares of Common Stock of the Holding Company in order to reduce, to the extent possible, the franchise tax levied by Delaware on
Delaware-chartered companies. At       , 1997, there were approximately
       shares of Bank Common Stock outstanding. Following the Reorganization, there will be the same number of shares of the Holding Company's Common Stock outstanding.

    Upon consummation of the Reorganization, the Holding Company will be subject to annual franchise taxes under Delaware law based on its authorized capitalization. As a state-chartered savings bank, the Bank is not subject to franchise taxes, regardless of the amount of its authorized capitalization.

    The Holding Company has no present intention to issue additional shares of stock at this time. If additional shares were issued, the percentage ownership interests of existing stockholders would be reduced and, depending on the terms pursuant to which new shares are issued, the book value and earnings per share of outstanding stock might be diluted. Moreover, such additional share issuance could be construed as having an anti-takeover effect. The ability to issue additional shares, which exists under both the Articles of Incorporation of the Bank and the Certificate of Incorporation of the Holding Company, gives management greater flexibility in financing corporate operations.

    PAYMENT OF DIVIDENDS. Following the Reorganization, holders of Holding Company Common Stock will be entitled to receive dividends when, as and if declared by the Board of Directors of the Holding Company out of funds legally available therefor. The timing and amount of future dividends will be within the discretion of the Board of Directors of the Holding Company and will depend on the consolidated earnings, financial condition, liquidity and capital requirements of the Holding Company and its subsidiaries, including the Bank, applicable governmental regulations and policies and other factors deemed relevant by the Holding Company's Board of Directors. Currently, it is not anticipated that the dividend policy of the Holding Company will differ from that of the Bank.

    The ability of the Bank to pay dividends on its Bank Common Stock is restricted by tax considerations related to financial institutions and by Illinois law and regulations applicable to savings banks. Income appropriated to bad debt reserves and deducted for federal income tax purposes may not be used to pay cash dividends without the payment of federal income taxes by the Bank on the amount of such income removed from reserves for such purpose at the then current income tax rate. Additionally, the Bank is precluded from paying dividends on its Bank Common Stock if its regulatory capital would thereby be reduced below the regulatory capital requirements prescribed for savings banks. The Bank currently satisfies its applicable regulatory capital requirements. Finally, an Illinois savings bank may not declare dividends in excess of its net profits in any year without the approval of the Office and may not declare or pay a cash dividend on its capital stock if the effect would be to reduce the capital of the Bank below the amount required for the Bank's liquidation account. Management does not anticipate that the liquidation account will have any impact on the declaration or payment of cash dividends on the Bank Common Stock.

    After the Reorganization, the Holding Company's principal source of income will initially consist of its equity in the earnings, if any, of the Bank. Although the Holding Company will not be subject to the above dividend restrictions regarding dividend payments to its stockholders, the restrictions on the Bank's ability to pay dividends to the Holding Company will continue in effect.

    The Delaware General Corporation Law generally provides that, subject to any restrictions in a corporation's Certificate of Incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital (generally defined in the Delaware General Corporation Law as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

    The payment of future cash dividends by the Bank, and thus by the Holding Company, will continue to depend upon the Bank's earnings, financial condition and capital requirements, as well as the tax and regulatory considerations discussed herein. The Bank's Board of Directors considers many factors including the Bank's profitability, maintenance of adequate capital, the Bank's current and anticipated future income, outstanding loan commitments, adequacy of loan loss reserves, cash flow requirements and economic conditions prior to declaring a dividend. Moreover, before declaring a dividend, the Board of Directors must determine that the Bank will exceed its regulatory capital requirements after the payment of the dividend.

    SPECIAL MEETINGS OF STOCKHOLDERS. Special meetings of the holders of Bank Common Stock may be called by the chairman of the board, the president or a majority of the Board of Directors, and shall be called upon the written request of the holders of not less than one-tenth of all of the outstanding capital stock of the Bank entitled to vote at the meeting. The Certificate of Incorporation of the Holding Company provides that special meetings of the stockholders of the Holding Company may be called by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Holding Company would have if there were no vacancy on the Board. This provision will make it more difficult for stockholders to call for a special meeting of stockholders.

    CUMULATIVE VOTING. Unlike the Bank's Articles of Incorporation and Bylaws, which authorize cumulative voting in the election of directors commencing on the fifth anniversary of the effective date of the Articles of Incorporation, the Certificate of Incorporation of the Holding Company does not provide for cumulative voting. Cumulative voting entitles each stockholder to cast a number of votes in the election of directors equal to the number of such stockholders' shares of Bank Common
Stock multiplied by the number of directors to be elected and to distribute such votes among one or more of the nominees to be elected. Elimination of cumulative voting will help to ensure continuity and stability of the Holding Company's Board of Directors and the policies adopted by it by making it more difficult for holders of Common Stock to elect their nominees to the Board of Directors and possibly by delaying, deterring or discouraging proxy contests.

    APPROVAL OF MERGERS, CONSOLIDATIONS, SALES OF SUBSTANTIALLY ALL ASSETS. The Holding Company's Articles of Incorporation require the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of Holding Company Common Stock, voting together as a single class, to approve certain "Business Combinations," except in cases where the proposed transaction has been approved by a majority of the Holding Company's "Disinterested Directors" or certain "fair price" criteria have been satisfied. In such cases, the proposed Business Combination shall require only the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote. These provisions in the Articles of Incorporation define "Business Combination" to include any merger or consolidation of the Holding Company or any subsidiary with an "Interested Stockholder," any sale, lease, exchange or other disposition to or with any Interested Stockholder of any assets of the Holding Company or any subsidiary having a fair market value equal to or exceeding 25% of its combined assets, or the issuance or transfer by the Holding Company or any subsidiary of any of its securities to any Interested Stockholder in exchange for cash, securities or other property having an aggregate fair market value equal to or exceeding 25% of the combined fair market value of the outstanding common stock of the Holding Company and its subsidiaries. For the purposes of these provisions, "Interested Stockholder" means any person who is the beneficial owner, directly or indirectly, of more than 5% of the outstanding voting stock of the Holding Company or who was at any time within the two year period immediately prior to the date in question such beneficial owner, or an assignee or successor in ownership within the two year period immediately prior to the date in question of such Interested Stockholder. The increased stockholder vote required to approve a Business Combination may have the effect of foreclosing mergers and other Business Combinations which a majority of stockholders deems desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders. The Bank's chartering instruments contain no similar provisions.

    VOTING LIMITATIONS. The Bank's Articles of Incorporation provide that for a period of five years from the effective date of such Articles of Incorporation, no person may acquire beneficial ownership of more than 10% of the Bank Common Stock, and if such shares are acquired in violation of this section, all shares beneficially owned in excess of such 10% limitation shall be considered "excess shares" and shall not be counted as shares entitled to vote in connection with any matters submitted to the stockholders for a vote. The Certificate of Incorporation of the Holding Company contains a similar provision, but has no time limitation on the effectiveness of such provision. These provisions will deter any person or entity from engaging in a "creeping" takeover of the Bank or the Holding Company whereby such person or entity accumulates shares in an effort to obtain control. Such provisions will encourage any such potential acquiror to negotiate with the Board of Directors and obtain approval to acquire a significant ownership stake in the Bank or the Holding Company.

    BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS. Section 203 of the Delaware General Corporation Law ("Section 203") imposes certain restrictions on business combinations between the Holding Company and large stockholders. Specifically, Section 203 prohibits a "business combination" (as defined in Section 203, generally including mergers, sales and leases of assets, issuances of securities and similar transactions) between the Holding Company or a subsidiary and an "interested stockholder" (as defined in Section 203, generally the beneficial owner of 15% or more of the Holding Company Common Stock) within three years after the person or entity becomes an interested stockholder, unless
(i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by the Holding Company's Board of Directors, (ii) upon consummation of the transaction in which the interested stockholder became such, the interested stockholder holds at least 85% of the Holding Company Common Stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) the business combination is approved by the Holding Company's Board of Directors and by the holders of at least two-thirds of the outstanding Holding Company Common Stock, excluding shares owned by the interested stockholders.

    One of the effects of Section 203 may be to prevent highly leveraged takeovers, which depend upon getting access to the acquired corporation's assets to support or repay acquisition indebtedness and certain coercive acquisition tactics. By requiring approval of the holders of two-thirds of the shares held by disinterested stockholders for business combinations involving an interested stockholder, Section 203 may prevent any interested stockholder from taking advantage of its position as a substantial, if not controlling, stockholder and engaging in transactions with the Holding Company that may not be fair to the Holding Company's other stockholders or that may otherwise not be in the best interests of the Holding Company, its stockholders and other constituencies.

    For similar reasons, however, these provisions may make more difficult or discourage an acquisition of the Holding Company, or the acquisition of control of the Holding Company by a principal stockholder, and thus the removal of incumbent management, because a business combination within the specified three-year period that is not approved by a majority of the Board of Directors prior to the transaction in which a person becomes an interested stockholder will require the approval of the Board of Directors and the holders of two-thirds of the shares held by disinterested stockholders. In addition, to the extent that Section 203 discourages takeovers that would result in the change of the Holding Company's management, such a change may be less likely to occur.

    Neither the Bank's Articles of Incorporation and Bylaws, nor federal or Illinois laws and regulations contain a provision which restricts business combinations between the Bank and interested stockholders in the manner set forth in Section 203.

    RIGHTS OF STOCKHOLDERS TO DISSENT. Stockholders of the Bank have dissenters' appraisal rights in connection with a plan of merger or consolidation to which the Bank is a party. Stockholders of the Holding Company similarly will have dissenters' appraisal rights in connection with a plan of merger or consolidation to which the Holding Company is a party. Under Delaware law and regulations applicable to the Bank, such stockholders will have no dissenters' rights with respect to, among other things, a merger or consolidation to which the Holding Company is a party if the class of shares of the Holding Company held by such stockholders is listed on a national securities exchange.

    SHAREHOLDER ACTION WITHOUT A MEETING. The Bylaws of the Bank provide that any action required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting if a consent in writing, setting forth the actions so taken, is given by all of the stockholders entitled to vote with respect to the subject matter. The Certificate of Incorporation of the Holding Company provides that any action required or permitted to be taken by the stockholders of the Holding Company must be effected at a duly called annual or special meeting of stockholders of the Holding Company and may not be effected by any consent in writing by such stockholders.

    REMOVAL OF DIRECTORS. The Bank's Bylaws provide that at a meeting of stockholders called expressly for such purpose, any director may be removed for cause by a vote of the holders of a majority of the shares then entitled to vote at a election of directors. The Holding Company's Certificate of Incorporation provides that any director or the entire Board of Directors, may be removed from office at any time, but only for cause and only upon the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock of the Holding Company entitled to vote generally in the election of directors, voting together as a single class.
The requirement that directors may be removed only upon an 80% vote and only for cause makes it difficult for a person immediately to acquire control of the Holding Company's Board of Directors through the removal of existing directors and the election of his nominees to fill the newly created vacancies.

    VACANCIES ON THE BOARD OF DIRECTORS. Any vacancy on the Board of Directors of the Bank may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors, and any director so appointed is to serve until the next election of directors by the stockholders. Additionally, any directorship of the Bank to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office only until the next election of directors by the stockholders. The Certificate of Incorporation of the Holding Company provides that vacancies on the board and newly created directorships may be filled by a majority vote of the directors then in office, though less than a quorum. Directors so appointed to fill a vacancy may serve until the annual meeting of stockholders at which the term of office of the class of directors to which they have been chosen expires.

    ELIGIBILITY FOR SERVICE ON THE BOARD OF DIRECTORS. Unlike the Bylaws of the Bank, which have no similar provision, the Bylaws of the Holding Company provide that no person shall be eligible for nomination to the Board of Directors or be qualified to be elected to or serve as a member of the Board of Directors unless such person owns at least 100 shares of capital stock of the Holding Company (after consummation of the Reorganization) and, except for new directors who may be added to the Board of Directors of the Holding Company as a result of a merger or combination involving the Holding Company, has been domiciled in the market area of the Bank for at least 24 months prior to such person's name being submitted for nomination to the Board of Directors. The purpose of this provision is to ensure that prospective members of the Board of Directors are familiar with the market area of the Bank and also have an economic interest in the success of the Bank. The effect of this provision, however, may be to make it more difficult for a person immediately to acquire control of the Holding Company by nominating and electing directors to the Board of Directors of the Holding Company.

    NUMBER AND TERM OF DIRECTORS. The Bank's Articles of Incorporation provide that its Board of Directors shall consist of not less than seven nor more than 15 members, as set forth in the Bylaws. The Holding Company's Certificate of Incorporation provides that its Board of Directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the whole Board. The Board of Directors of the Holding Company has set the number of directors at seven persons.

    The Bank's Articles of Incorporation provide for a classified board of directors, consisting of three substantially equal classes of directors, each serving for a three year term, with the term of each class of directors ending in successive years. The Holding Company's Certificate of Incorporation also provides for a classified board of directors. This method of electing directors makes a change in the composition of the Board of Directors, and a potential change in control of a corporation, a lengthier and more difficult process. Since the terms of only one-third of the incumbent directors expire each year, at least two annual elections would be required for the shareholders to change a majority of the directors. Management of the Holding Company believes that the staggered election of directors will help to promote the continuity of management for the Holding Company which has been experienced by the Bank in past years, because only one-third of the Board of Directors is subject to election each year.

    PRESENTATION OF NEW BUSINESS AT MEETINGS OF STOCKHOLDERS. The Bank's Bylaws provide that any new business to be taken up at an annual meeting of Stockholders must be stated in writing and filed with the Secretary of the Bank at least 5 days prior to the date of the annual meeting. Any stockholder may make any other proposal at the annual meeting and such proposal may be discussed and considered, but unless stated in writing and filed with the Secretary at least 5 days before the meeting, such proposal shall be laid over for action at an adjourned, special or annual meeting of the stockholders taking place 30 days or more thereafter. Nominations by stockholders for the Board of Directors of the Bank, if made in writing and delivered to the Secretary of the Bank at least 5 days prior to the date of an annual meeting, shall be voted on at such annual meeting.

    The Holding Company's Bylaws provide that a stockholder wishing to make nominations or proposals must give written notice to the Secretary of the Holding Company not less than 120 days in advance of the date of the Holding Company's proxy statement which was released to stockholders in connection with the previous year's annual meeting, together with certain information relating to the nomination or proposed new business.

CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain corporate takeover practices could be highly disruptive to a company and could result in inequitable treatment among the company's shareholders. These practices typically involve a purchaser's acquisition of a substantial portion of a company's capital stock and attempt to replace incumbent management as well as the Board of Directors. Provisions in the Holding Company's Certificate of Incorporation and Bylaws relating to the calling of a special meeting of stockholders, advance director nomination and new business provisions, removal of directors, staggered board of directors' terms and the amendment of the Holding Company's Certificate of Incorporation and Bylaws, all of which are discussed above, may make it difficult to gain control of the Holding Company or replace all of incumbent management.

REGULATION OF THE HOLDING COMPANY

    GENERAL. Upon consummation of the Reorganization, the Holding Company, as the sole shareholder of the Bank, will become a bank holding company and will register as such with the Federal Reserve. Bank holding companies are subject to comprehensive regulation by the Federal Reserve under the Bank Holding Company Act ("BHCA") and the regulations of the Federal Reserve. As a bank holding company, the Holding Company will be required to file with the Federal Reserve annual reports and such additional information as the Federal Reserve may require and will be subject to regular examinations by the Federal Reserve. The Federal Reserve also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

    Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or
(3) merging or consolidating with another bank holding company.

    Any direct or indirect acquisition by a bank holding company or its subsidiaries of more than 5% of the voting shares of, or substantially all of the assets of, any bank located outside of the state in which the operations of the bank holding company's banking subsidiaries are principally conducted, may not be approved by the Federal Reserve unless the laws of the state in which the bank to be acquired is located specifically authorize such an acquisition.

    The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve includes, among other things, operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

    DIVIDENDS. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve also has indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

    Bank holding companies are required to give the Federal Reserve prior written notice of any purchase or redemption of their outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with, the Federal Reserve.

    CAPITAL REQUIREMENTS. The Federal Reserve has established capital requirements for bank holding companies that generally parallel the capital requirements for national banks under the Office of the Comptroller of the Currency's regulations. The Federal Reserve regulations provide that capital standards will generally be applied on a bank only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. If the Federal Reserve's capital guidelines were applied to the Bank, assuming the consummation of the Reorganization, the Holding Company's levels of consolidated regulatory capital as of March 31, 1997 would exceed the Federal Reserve's minimum requirements, as follows:

                                                                                                              AMOUNT      PERCENT
                                                                                                             ---------  -----------
                                                                                                             (DOLLARS IN THOUSANDS)
Tier 1 Capital.............................................................................................  $   7,097        8.52%
Minimum Tier 1 (leverage) requirement......................................................................      4,164        5.00
                                                                                                             ---------       -----
Excess.....................................................................................................  $   2,933        3.52%
                                                                                                             ---------       -----
Risk-based capital.........................................................................................      7,348       19.21
Minimum risk-based capital requirement.....................................................................      3,060        8.00
                                                                                                             ---------       -----
Excess.....................................................................................................  $   4,288       11.21%
                                                                                                             ---------       -----


    The Bank is currently required by Office and FDIC regulations to maintain certain minimum amounts of regulatory capital. The Bank's capital ratios presented below are calculated using the requirements that are effective as of March 31, 1997.

                                                                                                                    1997 MINIMUM
                                                                                                      THE BANK      REQUIREMENTS
                                                                                                     -----------  -----------------
                                                                                                         (DOLLARS IN THOUSANDS)
Tier I capital:
Common shareholder's equity used to
compute risk-based capital
    Total Tier I capital...........................................................................   $   7,097            6.00%
Tier II capital:
Allowable allowance for loan losses(1)
    Tier II capital additions......................................................................         251              --
                                                                                                     -----------          -----
    Total capital..................................................................................       7,348            6.00
Risk adjusted assets...............................................................................      38,253            8.00
                                                                                                     -----------
Total assets.......................................................................................   $  83,149
                                                                                                     -----------
Risk-based capital ratios:
 Tier I capital....................................................................................       18.60%           8.00%
 Total capital.....................................................................................       19.21            6.00
Tier I leverage ratio..............................................................................        8.52            5.00

------------------------

(1) limited to 1.25% of risk adjusted assets

    The pro forma balance sheet of the Holding Company as of March 31, 1997 (assuming the consummation of the Reorganization) is as follows:

                                                                                                             AS OF MARCH 31,
                                                                                                                  1997
                                                                                                           -------------------
                                                                                                             (IN THOUSANDS)
Cash and due from banks..................................................................................       $      50
Investment in Pekin Savings, s.b.........................................................................           6,980
                                                                                                                   ------
    Total assets.........................................................................................       $   7,030
                                                                                                                   ------
                                                                                                                   ------
Liabilities..............................................................................................              --
    Total liabilities....................................................................................              --
Capital..................................................................................................               2
Net unrealized loss on securities........................................................................             (67)
Surplus..................................................................................................           1,367
Other capital accounts...................................................................................           5,728
                                                                                                                   ------
    Total capital accounts...............................................................................       $   7,030
    Total liabilities and capital accounts...............................................................       $   7,030
                                                                                                                   ------
                                                                                                                   ------

ACCOUNTING TREATMENT

    The Reorganization will be treated similar to a pooling of interests for financial reporting and related purposes. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of the Bank and the Holding Company will be combined at the effective time of the Reorganization and carried forward at their previously recorded amounts, and the stockholders' equity accounts of the Bank and the Holding Company will be combined. Income and other financial statements of the Holding Company issued after the Reorganization will be restated retroactively to reflect the consolidated operations of the Bank and the Holding Company as if the Reorganization had taken place prior to the periods covered by such financial statements.

LEGAL OPINION

    The validity of the shares of the Holding Company's Common Stock issuable upon completion of the Reorganization will be passed upon by Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation, Washington, D.C.

VOTE REQUIRED

    Approval of the Plan of Reorganization requires the affirmative vote of at least two-thirds of the total votes eligible to be cast at the Special Meeting. Failure to vote is equivalent to voting against the Plan of Reorganization. The Board of Directors recommends a vote "FOR" the approval of the Plan of Reorganization.

    This description of the proposed holding company for the Bank does not purport to be complete, but is qualified in its entirety by the Plan of Reorganization and Certificate of Incorporation of the Holding Company attached as Exhibits A and B, respectively, to this Prospectus and Proxy Statement.

                       PROPOSAL II--ADJOURNMENT OF THE MEETING

    Approval of the Plan of Reorganization requires the affirmative vote of at least two-thirds of the total votes eligible to be cast at the Special Meeting. In the event there is an insufficient number of shares present in person or by proxy at the Special Meeting to approve the Plan of Reorganization, the Board of Directors intends to adjourn the Special Meeting to a later date. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting, but would in no event be more than 30 days after the date of the Special Meeting.

    The effect of any such adjournment would be to permit the Bank to solicit additional proxies for approval of the Plan of Reorganization. While such an adjournment would not invalidate any proxies previously filed, including those filed by stockholders voting against the subject proposals, it would give the Bank the opportunity to solicit additional proxies in favor of the Plan of Reorganization. Properly executed proxies will be voted in favor of any such adjournment unless otherwise indicated thereon.

    The Board of Directors recommends a vote "FOR" the approval of the adjournment under the circumstances described herein. Approval of the adjournment requires the affirmative vote of the holders of at least a majority of the shares of Bank Common Stock present in person or by proxy at the Special Meeting.

                             PROPOSAL III--CHANGE OF NAME

    The Board of Directors of the Bank has approved an amendment to the Articles of Incorporation of the Bank to change the name of the Bank from "Pekin Savings, s.b." to "Pekin Savings Bank." The Board of Directors believes the name change will enhance the identity of the Bank in its local community. The proposed amendment is independent of the proposal to reorganize into the stock holding company structure and, if approved by stockholders, the name change would occur shortly after stockholder approval even if the Reorganization is not approved by stockholders at the Special Meeting.

    The amendment to the Articles of Incorporation must be approved by at least a majority of the total votes of stockholders eligible to be cast at a legal meeting. The amendment also requires approval of the Office.

    The Board of Directors recommends a vote "FOR" the approval of the proposal to change the name of the Bank.


                                    MISCELLANEOUS

    The Board of Directors is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus and Proxy Statement. However, if any other matters should properly come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies, including matters relating to the conduct of the Special Meeting.

    The cost of solicitation of proxies will be borne by the Bank. The Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of Bank Common Stock. In addition to solicitations by mail, directors, officers and regular employees of the Bank may solicit proxies personally, by telegraph or telephone without additional compensation.

    The Bank's Financial Statements for the year ended September 30, 1996, including the auditors' report, was mailed to all stockholders of record on or about December 20, 1996. Any stockholder who has not received a copy of such financial statements may obtain a copy by writing to the Secretary of the Bank. Such financial statements are not to be treated as part of the proxy solicitation material nor as having been incorporated herein by reference.

                             BY ORDER OF THE BOARD OF DIRECTORS


                             Arthur E. Krile, Jr.
                             President and Chief Executive Officer

Pekin, Illinois
                     , 1997
---------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                  TABLE OF CONTENTS


                                 Page

Summary Information on Proposed
  Holding Company.................
Introduction......................
Revocability of Proxies...........
Voting Securities and Principal
  Holders Thereof.................
Market Information................
Management........................
Proposal I--Proposed Formation of
  Holding Company.................
Proposal II--Adjournment of the
  Meeting.........................
Proposal III--Change of Name......
Miscellaneous.....................



                    _____ Shares
                    Common Stock


                PEKIN SAVINGS, S.B.


             PROGRESSIVE BANCORP, INC.



                    ____________

                  PROSPECTUS AND
                  PROXY STATEMENT
                    ____________



               Dated _________, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                      EXHIBIT A

                         AGREEMENT AND PLAN OF REORGANIZATION


    Agreement and Plan of Reorganization, dated as of February 26, 1997 (this "Agreement"), by and between Pekin Savings, s.b. ("Pekin Savings" or the "Surviving Bank"), an Illinois-chartered savings bank, and Pekin Interim Savings Bank ("Interim"), an Illinois-chartered interim savings bank which will be organized for the sole purpose of consummating the reorganization provided for herein, and Progressive Bancorp, Inc. ("Company"), a Delaware corporation.

                                     WITNESSETH:

    WHEREAS, the Board of Directors of Pekin Savings has determined that it is in the best interests of Pekin Savings and its stockholders for Pekin Savings to be reorganized into a holding company form of ownership; and

    WHEREAS, Pekin Savings will cause the Company to be organized under Delaware law as a wholly-owned subsidiary for the purpose of becoming the holding company of Pekin Savings; and

    WHEREAS, the formation of a holding company by Pekin Savings will be facilitated by causing the Company to become the sole stockholder of a newly-formed interim Illinois-chartered stock savings bank, and then merging the interim savings bank with and into Pekin Savings, so that as part of the merger all of the outstanding shares of common stock of Pekin Savings will be converted automatically into and become shares of common stock of the Company, which would then become the sole stockholder of Pekin Savings ("Merger"); and

    WHEREAS, Interim is being organized by Pekin Savings as an interim Illinois-chartered stock savings bank with the Company as its sole stockholder in order to effect the Merger; and

    WHEREAS, Pekin Savings and Interim (the "Constituent Banks") desire to provide for the terms and conditions of the Merger.

    NOW, THEREFORE, Pekin Savings, Interim and the Company hereby agree as follows:

    1. EFFECTIVE DATE. The Merger shall become effective as of the date of the filing of the articles of merger relating to the Merger filed with the Department of State of Illinois pursuant to Section 8005 of the Illinois Savings Bank Act (the "Act"), or any successor thereto (the "Effective Date").

    2. THE MERGER AND EFFECT THEREOF. Subject to the terms and conditions set forth herein, including, without limitation, the prior approval of the Bureau of Residential Finance of the Illinois Office of Banks and Real Estate (the "Office") and the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and the expiration of all applicable waiting periods, Interim shall merge with and into Pekin Savings, which shall be the Surviving Bank. Upon consummation of the Merger, the Surviving Bank shall be considered the same business and corporate entity as each of the Constituent Banks and thereupon and thereafter all the property, rights, powers and franchises of each of the Constituent Banks shall vest in the Surviving Bank and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Constituent Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationships had been originally acquired, incurred or entered into by the Surviving Bank.

    In addition, any reference to either of the Constituent Banks in any contract, will or document, whether executed or taking effect before or after the Effective Date, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of the Constituent Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not occurred or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Constituent Banks if the Merger had not occurred.

    3.   CONVERSION OF STOCK.

    (a) On the Effective Date, (i) each share of common stock, par value $1.00 per share, of Pekin Savings ("Pekin Savings Common Stock") issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock, par value $.01 per share, of the Company ("Company Common Stock"), (ii) each share of common stock, par value $.01 per share, of Interim ("Interim Common Stock") issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of Pekin Savings Common Stock, and (iii) each share of Company Common Stock issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled. By voting in favor of this Agreement, the Company, as the sole stockholder of Interim, shall have agreed (i) to issue shares of Company Common Stock in accordance with the terms hereof and (ii) to cancel all previously issued and outstanding shares of Company Common Stock upon the effectiveness of the Merger.

    (b) On and after the Effective Date, there shall be no registrations of transfers on the stock transfer books of Interim or Pekin Savings of shares of Interim Common Stock or Pekin Savings Common Stock which were outstanding immediately prior to the Effective Date.

    4.   EXCHANGE OF SHARES.

    (a) At or after the Effective Date, each holder of a certificate or certificates theretofore evidencing issued and outstanding shares of Pekin Savings Common Stock, upon surrender of the same to an agent, duly appointed by the Company ("Exchange Agent"), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Company Common Stock for which the shares of Pekin Savings Common Stock theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in Section 3 hereof. The Exchange Agent shall mail to each holder of record of an outstanding certificate which immediately prior to the Effective Date evidenced shares of Pekin Savings Common Stock, and which is to be exchanged for Company Common Stock as provided in Section 3 hereof, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Company Common Stock.

    (b) After the Effective Date, certificates representing shares of Pekin Savings Common Stock shall be treated as evidencing ownership of the number of full shares of Company Common Stock into which the shares of Pekin Savings Common Stock represented by such certificates shall have been converted by virtue of the Merger, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

    (c) If any certificate evidencing shares of Company Common Stock is to be issued in a name other than that in which the certificate evidencing Pekin Savings Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a certificate for shares of Company Common Stock in any name other than that of the registered holder of the certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

    (d) If, between the date hereof and the Effective Date, the shares of Pekin Savings Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, the exchange ratio specified in Section 3(a) hereof shall be adjusted accordingly.

    5. DISSENTING SHARES. Subject to the provisions of Section 4001 of the Act, or any successor thereto, holders of shares of Pekin Savings Common Stock shall have dissenter or appraisal rights in connection with the Merger at set forth in the Act.

    6. NAME OF SURVIVING BANK. The name of the Surviving Bank shall be "Pekin Savings Bank."

    7. DIRECTORS OF THE SURVIVING BANK. Upon and after the Effective Date, until changed in accordance with the Amended and Restated Articles of Incorporation and Bylaws of the Surviving Bank and applicable law, the number of directors of the Surviving Bank shall be seven. The names and addresses of those persons who, upon and after the Effective Date, shall be directors of the Surviving Bank are set forth in Schedule A hereto, which is hereby incorporated herein by reference. Each such director shall serve for the term which expires at the annual meeting of stockholders of the Surviving Bank in the year set forth after his or her respective name in Schedule A, and until a successor is elected and qualified.

    8. OFFICERS OF THE SURVIVING BANK. Upon and after the Effective Date, until changed in accordance with the Amended and Restated Articles of Incorporation and Bylaws of the Surviving Bank and applicable law, the officers of Pekin Savings immediately prior to the Effective Date shall be the officers of the Surviving Bank.

    9. OFFICES. Upon the Effective Date, all offices of Pekin Savings and Interim (which shall have no offices) shall be offices of the Surviving Bank. As of the Effective Date, the home office of the Surviving Bank shall remain at 601-617 Court Street, Pekin, Illinois 61554 and the location of the other offices of the Surviving Bank shall be as set forth in Schedule B hereto, which is hereby incorporated herein by reference, except for the addition of offices authorized or the deletion of offices closed subsequent to the date hereof and the Effective Date.

    10. ARTICLES OF INCORPORATION AND BYLAWS. On and after the Effective Date, the Amended and Restated Articles of Incorporation and Bylaws of Pekin Savings as in effect immediately prior to the Effective Date shall be the Amended and Restated Articles of Incorporation and Bylaws of the Surviving Bank until amended in accordance with the terms thereof and applicable law.

    11. SAVINGS ACCOUNTS. Upon the Effective Date, all savings accounts of Pekin Savings, without reissue, shall be and become savings accounts of the Surviving Bank without change in their respective terms, including, without limitation, maturity, minimum required balances or withdrawal value.

    12. STOCK COMPENSATION PLANS. By voting in favor of this Agreement, the Company shall have approved adoption of Pekin Savings' existing 1992 Stock Option Plan (the "Plan") as a plan of the Company.

    13. STOCKHOLDER APPROVAL. The affirmative vote of the holders of two-thirds of the issued and outstanding Pekin Savings Common Stock shall be required to approve this Agreement on behalf of Pekin Savings and the approval of the Company, as the sole holder of Interim Common Stock, shall be required to approve this Agreement on behalf of Interim.

    14. REGISTRATION; OTHER APPROVALS. In addition to the approvals set forth in Section 2 hereof, the parties' obligations to consummate the Merger shall be subject to (i) the Company Common Stock to be issued hereunder in exchange for Pekin Savings Common Stock being registered under the Securities Act of 1933 and registered or qualified under applicable state securities laws, except in each case to the extent that the Company relies on an applicable exemption therefrom, and (ii) the receipt of all other approvals, consents or waivers as the parties may deem necessary or advisable.

    15. INCOME TAX MATTERS. The parties hereto shall have received an opinion of counsel, satisfactory to them in form and substance, with respect to the federal income tax consequences of this Agreement and the formation of a holding company, as contemplated herein.

    16. ABANDONMENT OF AGREEMENT. This Agreement may be abandoned by each of Pekin Savings, Interim or the Company at any time before the Effective Date in the event that (a) any action, suit, proceeding or claim has been instituted, made or threatened relating to this Agreement which shall make consummation of the transaction contemplated hereby inadvisable in the opinion of Pekin Savings, Interim or the Company, or (b) for any other reason consummation of the transaction contemplated hereby is inadvisable in the opinion of Pekin Savings, Interim or the Company. Such abandonment shall be effected by written notice by Pekin Savings, Interim or the Company to the others, authorized or approved by the Board of Directors of the party giving such notice. Upon the giving of such notice, this Agreement shall be terminated and there shall be no liability hereunder or on account of such termination on the part of Pekin Savings, Interim or the Company or the directors, officers, employees, agents or stockholders of each of them. In the event of abandonment of this Agreement, Pekin Savings shall pay the fees and expenses incurred by itself, Interim and the Company in connection with this Agreement and the Merger.

    17. AMENDMENTS. To the extent permitted by law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however that the provisions of Section 3 hereto relating to the consideration to be exchanged for shares of Pekin Savings Common Stock shall not be amended after the meeting of stockholders of Pekin Savings at which this Agreement is considered so as to decrease the amount of change the form of such consideration without the approval of such stockholders.

    18. SUCCESSORS. This Agreement shall be binding on the successors of Pekin Savings, Interim and the Company.

    19. COUNTERPARTS. This Agreement may be executed in one or more counterparts.

    20. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

    IN WITNESS WHEREOF, Pekin Savings, Interim and the Company have caused this Agreement to be executed by their duly author) the day and year first above written.

                             PEKIN SAVINGS BANK

Attest:

/s/ E. Glen Rittenhouse              By: /s/ Arthur E. Krile, Jr.
----------------------------------       -------------------------------------
E. Glen Rittenhouse                      Arthur E. Krile, Jr.
Secretary                                President and Chief Executive Officer


                                     PROGRESSIVE BANCORP, INC.
                                     (in formation)
Attest:

/s/ E. Glen Rittenhouse              By: /s/ Arthur E. Krile, Jr.
----------------------------------       -------------------------------------
Glen Rittenhouse                         Arthur E. Krile, Jr.
Secretary                                President and Chief Executive Officer


                                     PEKIN INTERIM SAVINGS BANK
                                     (in formation)
Attest:

/s/ E. Glen Rittenhouse              By: /s/ Arthur E. Krile, Jr.
----------------------------------       -------------------------------------
E. Glen Rittenhouse                      Arthur E. Krile, Jr.
Secretary                                President and Chief Executive Officer


                            SCHEDULE A
                 DIRECTORS OF THE SURVIVING BANK



Name                        Residence Address                    Term Expires
--------------------------------------------------------------------------------

Patrick E. Oberle           44 Tanglewood                            1999
                            Pekin, IL  61554

James S. Wolf               5 Valley High Street                     1999
                            Pekin, IL  61554

Arthur E. Krile, Jr.        224 Cypress                              1997
                            Pekin, IL  61554

E. Glen Rittenhouse         1804 Columbus Drive                      1997
                            Pekin, IL  61554

Orville G. Deppert          910 Court Street                         1998
                            Pekin, IL  61554

R.H. More                   710 South 6th Street                     1998
                            Pekin, IL  61554

John L. Steger              #10 Cypress Point                        1998
                            Pekin, IL  61554


                                 SCHEDULE B
                  OFFICES OF THE SURVIVING BANK


                           HOME OFFICE

                       601-617 Court Street
                      Pekin, Illinois 61554


                          OTHER OFFICES

                      108 South Adams Street
                      Manito, Illinois 61546

                                   EXHIBIT B

                         CERTIFICATE OF INCORPORATION
                                      OF
                            PROGRESSIVE BANCORP, INC.


     FIRST: The name of the Corporation is Progressive Bancorp, Inc. (hereinafter sometimes referred to as the "Corporation").

     SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent at that address is The Corporation Trust Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

     FOURTH:   A.   The total number of shares of all classes of stock which
the Corporation shall have authority to issue is three hundred thousand (300,000) consisting of:

          1. Fifty thousand (50,000) shares of Preferred Stock, par value ten cents ($.10) per share (the "Preferred Stock"); and

          2. Two hundred fifty thousand (250,000) shares of Common Stock, par value one cent ($.01) per share (the "Common Stock").

     B. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

     C.   1.   Notwithstanding any other provision of this Certificate of
    Incorporation, in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Common Stock (the "Limit"), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person beneficially owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast (subject to the provisions of this Article FOURTH), multiplied by a fraction, the numerator of which is the number of shares of such class or series which are both beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit.

          2. The following definitions shall apply to this Section C of this Article FOURTH:

               (a) "Affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, as in effect on the date of filing of this Certificate of Incorporation.

               (b) "Beneficial ownership" shall be determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (or any successor rule or statutory provision), or, if said Rule 13d-3 shall be rescinded and there shall be no successor rule or provision thereto, pursuant to said Rule 13d-3 as in effect on the date of filing of this Certificate of Incorporation; provided, however, that a person shall, in any event, also be deemed the "beneficial owner" of any Common Stock:

                    (1) which such person or any of its affiliates beneficially owns, directly or indirectly; or

                    (2) which such person or any of its affiliates has (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of an agreement, contract, or other arrangement with this Corporation to effect any transaction which is described in any one or more of clauses 1 through 5 of Section A of Article EIGHTH), or upon the exercise of conversion rights, exchange rights, warrants, or options or otherwise, or (ii) sole or shared voting or investment power with respect thereto pursuant to any agreement, arrangement, understanding, relationship or otherwise (but shall not be deemed to be the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, pursuant to a public solicitation of proxies for such meeting, with respect to shares of which neither such person nor any such Affiliate is otherwise deemed the beneficial owner); or

                    (3) which is beneficially owned, directly or indirectly, by any other person with which such first mentioned person or any of its Affiliates acts as a partnership, limited partnership, syndicate or other group pursuant to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of this Corporation;

          and provided further, however, that (1) no Director or Officer of this Corporation (or any Affiliate of any such Director or Officer) shall, solely by reason of any or all of such Directors or Officers acting in their capacities as such, be deemed, for any purposes hereof, to beneficially own any Common Stock beneficially owned by any other such Director or Officer (or any Affiliate thereof), and (2) neither any employee stock ownership or similar plan of this Corporation or any subsidiary of this Corporation, nor any trustee with respect thereto or any Affiliate of such trustee (solely by reason of such capacity of such trustee), shall be deemed, for any purposes hereof, to beneficially own any Common Stock held under any such plan. For purposes only of computing the percentage beneficial ownership of Common Stock of a person, the outstanding Common Stock shall include shares deemed owned by such person through application of this subsection but shall not include any other Common Stock which may be issuable by this Corporation pursuant to any agreement, or upon exercise of conversion rights, warrants or options, or otherwise. For all other purposes, the outstanding Common Stock shall include only Common Stock then outstanding and shall not include any Common Stock which may be issuable by this Corporation pursuant to any agreement, or upon the exercise of conversion rights, warrants or options, or otherwise.

               (c)  The "Limit" shall mean 10% of the
          then-outstanding shares of Common Stock.

               (d) A "person" shall include an individual, firm, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities or any other entity.

          3. The Board of Directors shall have the power to construe and apply the provisions of this section and to make all determinations necessary or desirable to implement such provisions, including but not limited to matters with respect to (i) the number of shares of Common Stock beneficially owned by any person, (ii) whether a person is an affiliate of another, (iii) whether a person has an agreement, arrangement, or understanding with another as to the matters referred to in the definition of beneficial ownership, (iv) the application of any other definition or operative provision of the section to the given facts, or
     (v) any other matter relating to the applicability or effect of this section.

          4. The Board of Directors shall have the right to demand that any person who is reasonably believed to beneficially own Common Stock in excess of the Limit (or holds of record Common Stock beneficially owned by any person in excess of the Limit) supply the Corporation with complete information as to (i) the record owner(s) of all shares beneficially owned by such person who is reasonably believed to own shares in excess of the Limit, and (ii) any other factual matter relating to the applicability or effect of this section as may reasonably be requested of such person.

          5. Except as otherwise provided by law or expressly provided in this Section C, the presence, in person or by proxy, of the holders of record of shares of capital stock of the Corporation entitling the holders thereof to cast a majority of the votes (after giving effect, if required, to the provisions of this Section C) entitled to be cast by the holders of shares of capital stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the stockholders, and every reference in this Certificate of Incorporation to a majority or other proportion of capital stock (or the holders thereof) for purposes of determining any quorum requirement or any requirement for stockholder consent or approval shall be deemed to refer to such majority or other proportion of the votes (or the holders thereof) then entitled to be cast in respect of such capital stock, after giving effect to this Section C.

          6. Any constructions, applications, or determinations made by the Board of Directors pursuant to this section in good faith and on the basis of such information and assistance as was then reasonably available for such purpose shall be conclusive and binding upon the Corporation and its stockholders.

          7. In the event any provision (or portion thereof) of this Section C shall be found to be invalid, prohibited or unenforceable for any reason, the remaining provisions (or portions thereof) of this Section shall remain in full force and effect, and shall be construed as if such invalid, prohibited or unenforceable provision had been stricken herefrom or otherwise rendered inapplicable, it being the intent of this Corporation and its stockholders that each such remaining provision (or portion thereof ) of this Section C remain, to the fullest extent permitted by law, shall remain applicable and enforceable as to all stockholders, including stockholders owning an amount of stock over the Limit, notwithstanding any such finding.

     FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Directors and stockholders:

     A. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws of the Corporation, the Directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

     B. The Directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

     C. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

     D. Special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board or as otherwise provided in the Bylaws. The term "Whole Board" shall mean the total number of authorized directorships (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption).

     SIXTH:    A.   The number of Directors shall be fixed from
time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board. The Directors shall be divided into three classes, with the term of office of the first class to expire at the first annual meeting of stockholders, the term of office of the second class to expire at the annual meeting of stockholders one year thereafter and the term of office of the third class to expire at the annual meeting of stockholders two years thereafter with each Director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders following such initial classification and election, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election with each Director to hold office until his or her successor shall have been duly elected and qualified.

     B. Subject to the rights of holders of any series of Preferred Stock outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the Directors then in office, though less than a quorum, and Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been chosen expires. No decrease in the number of Directors constituting the Board of Directors shall shorten the term of any incumbent Director.

     C. Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

     D. Subject to the rights of holders of any series of Preferred Stock then outstanding, any Directors, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH of this Certificate of Incorporation ("Article FOURTH")), voting together as a single class.

     SEVENTH: The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the Whole Board. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH), voting together as a single class, shall be required to adopt, amend or repeal any provisions of the Bylaws of the Corporation.

     EIGHTH:   A.   In addition to any affirmative vote required
by law or this Certificate of Incorporation, and except as otherwise expressly provided in this Article EIGHTH:

          1. any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

          2. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder, or any Affiliate of any Interested Stockholder, of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) equaling or exceeding 25% or more of the combined assets of the Corporation and its Subsidiaries; or

          3. the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value (as hereinafter defined) equaling or exceeding 25% of the combined Fair Market Value of the outstanding common stock of the Corporation and its Subsidiaries, except for any issuance or transfer pursuant to an employee benefit plan of the Corporation or any Subsidiary thereof (established with the approval of a majority of the Disinterested Directors); or

          4. the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

          5. any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require the affirmative vote of the holders of at least 80% of the voting power of the then-outstanding shares of stock of the Corporation entitled to vote in the election of Directors (the "Voting Stock") (after giving effect to the provisions of Article FOURTH), voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or by any other provisions of this Certificate of Incorporation or any Preferred Stock Designation or in any agreement with any national securities exchange or otherwise.

     The term "Business Combination" as used in this Article
EIGHTH shall mean any transaction which is referred to in any one or more of paragraphs 1 through 5 of Section A of this Article
EIGHTH.

     B. The provisions of Section A of this Article EIGHTH shall not be applicable to any particular Business Combination, and such Business Combination shall require only the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote after giving effect to the provisions of Article FOURTH, or such vote (if any), as is required by law or by this Certificate of Incorporation, if, in the case of any Business Combination that does not involve any cash or other consideration being received by the stockholders of the Corporation solely in their capacity as stockholders of the Corporation, the condition specified in the following paragraph 1 is met or, in the case of any other Business Combination, all of the conditions specified in either of the following paragraphs 1 or 2 are met:

          1. The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

          2. All of the following conditions shall have been met:

               (a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by the holders of Common Stock in such Business Combination shall at least be equal to the higher of the following

                    (1)  (if applicable) the Highest Per Share
               Price (as hereinafter defined), including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Stockholder or any of its Affiliates for any shares of Common Stock acquired by it (i) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date"), or
               (ii) in the transaction in which it became an Interested Stockholder, whichever is higher.

                    (2)  the Fair Market Value per share of
               Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article EIGHTH as the "Determination Date"), whichever is higher.

               (b) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any class of outstanding Voting Stock other than Common Stock shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (b) shall be required to be met with respect to every such class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):

                    (1)  (if applicable) the Highest Per Share
               Price (as hereinafter defined), including any brokerage commissions, transfer taxes and soliciting dealers' fees, paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (i) within the two-year period immediately prior to the Announcement Date, or (ii) in the transaction in which it became an Interested Stockholder, whichever is higher;

                    (2) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

                    (3)  the Fair Market Value per share of such
               class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

               (c) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration to be received per share by holders of shares of such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by the Interested Stockholder. The price determined in accordance with subparagraph B.2 of this Article EIGHTH shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar event.

               (d) After such Interested Stockholder has become an Interested Stockholder and prior to the consummation of such Business Combination: (1) except as approved by a majority of the Disinterested Directors (as hereinafter defined), there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on any outstanding stock having preference over the Common Stock as to dividends or liquidation; (2) there shall have been (i) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors, and (ii) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure to so increase such annual rate is approved by a majority of the Disinterested Directors, and (3) neither such Interested Stockholder or any of its Affiliates shall have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

               (e) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided, directly or indirectly, by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

               (f) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (or any subsequent provisions replacing such Act, and the rules or regulations thereunder) shall be mailed to stockholders of the Corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).



     C.   For the purposes of this Article EIGHTH:

          1. A "Person" shall include an individual, a group acting in concert, a corporation, a partnership, an association, a joint venture, a pool, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities or any other entity.

          2.   "Interested Stockholder" shall mean any person
     (other than the Corporation or any Holding Company or Subsidiary thereof) who or which:

               (a)  is the beneficial owner, directly or
          indirectly, of more than 5% of the outstanding Voting
          Stock; or

               (b) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 5% or more of the voting power of the then outstanding Voting Stock; or

               (c) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended.

          3. For purposes of this Article EIGHTH, "beneficial ownership" shall be determined in the manner provided in Section C of Article FOURTH hereof.

          4. "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities
     Exchange Act of 1934, as amended, as in effect on the date of filing of this Certificate of Incorporation.

          5. "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in Paragraph 2 of this Section C, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

          6. "Disinterested Director" means any member of the Board of Directors who is unaffiliated with the Interested Stockholder and was a member of the Board of Directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any Director who is thereafter chosen to fill any vacancy of the Board of Directors or who is elected and who, in either event, is unaffiliated with the Interested Stockholder and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of Disinterested Directors then on the Board of Directors.

          7.   "Fair Market Value" means:

               (a) in the case of stock, the highest closing sales price of the stock during the 30-day period immediately preceding the date in question of a share of such stock on the National Association of Securities Dealers Automated Quotation System or any system then in use, or, if such stock is admitted to trading on a principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, Fair Market Value shall be the highest sale price reported during the 30-day period preceding the date in question, or, if no such quotations are available, the Fair Market Value on the date in question of a share of such stock as determined by the Board of Directors in good faith, in each case with respect to any class of stock, appropriately adjusted for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock, and

               (b) in the case of property other than cash or stock, the Fair Market Value of such property on the date in question as determined by the Board of Directors in good faith.

          8. Reference to "Highest Per Share Price" shall in each case with respect to any class of stock reflect an appropriate adjustment for any dividend or distribution in shares of such stock or any stock split or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock.

          9. In the event of any Business Combination in which the Corporation survives, the phrase "consideration other than cash to be received" as used in Subparagraphs (a) and
     (b) of Paragraph 2 of Section B of this Article EIGHTH shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

     D. A majority of the Directors of the Corporation shall have the power and duty to determine for the purposes of this Article EIGHTH, on the basis of information known to them after reasonable inquiry: (a) whether a person is an Interested
Stockholder; (b) the number of shares of Voting Stock beneficially owned by any person; (c) whether a person is an Affiliate or Associate of another; and (d) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value equaling or exceeding 25% of the combined Fair Market Value of the common stock of the Corporation and its Subsidiaries. A majority of the Disinterested Directors shall have the further power to interpret all of the terms and provisions of this Article EIGHTH.

     E. Nothing contained in the Article EIGHTH shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

     F. Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal this Article EIGHTH.

     NINTH:    The Board of Directors of the Corporation, when
evaluating any offer of another Person (as defined in Article EIGHTH hereof) to (A) make a tender or exchange offer for any equity security of the Corporation, (B) merge or consolidate the Corporation with another corporation or entity or (C) purchase or otherwise acquire all or substantially all of the properties and assets of the Corporation, may, in connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its stockholders, give due consideration to all relevant factors, including, without limitation, those factors that Directors of any subsidiary of the Corporation may consider in evaluating any action that may result in a change or potential change in the control of the subsidiary, and the social and economic effect of acceptance of such offer: on the Corporation's present and future customers and employees and those of its Subsidiaries (as defined in Article EIGHTH hereof); on the communities in which the Corporation and its Subsidiaries operate or are located; on the ability of the Corporation to fulfill its corporate objective as a savings bank holding company under applicable laws and regulations; and on the ability of its subsidiary savings bank to fulfill the objectives of a stock form savings bank under applicable statutes and regulations.

     TENTH:    A.   Each person who was or is made a party or is
threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter and "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article TENTH or otherwise, shall be on the Corporation.

     D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

     E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

     ELEVENTH: A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

     TWELFTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of at least 80 percent of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of Directors (after giving effect to the provisions of Article FOURTH), voting together as a single class, shall be required to amend or repeal this Article TWELFTH, Section C of Article FOURTH, Sections C or D of Article FIFTH, Article SIXTH, Article SEVENTH, or Article EIGHTH.

     THIRTEENTH: The name and mailing address of the sole incorporator are as follows:


     Name
     Mailing Address

     Robert B. Pomerenk                5335 Wisconsin Avenue, N.W.
                                       Suite 400
                                       Washington, D.C.  20015


     I, THE UNDERSIGNED, being the incorporator, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand this __st day of July, 1997.


                              -----------------------------
                              Robert B. Pomerenk

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 20. Indemnification of Directors and Officers

    Section 4010 (a)(7) of the Illinois Savings Bank Act and Section 1075.465 of the regulations promulgated thereunder set forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities.

    Article Tenth of the Holding Company's Certificate of Incorporation provides that the Holding Company shall indemnify to the fullest extent permissible under the Delaware General Corporation Law any individual who is or was a director, officer, employee, or agent of the Corporation, and any individual who serves or served at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, in any proceeding in which the individual is made a party as a result of his service in such capacity. An individual will not be indemnified if it is proved that the act or omission at issue was material to the cause of action adjudicated in the subject proceeding and that (i) it was committed in bad faith, or (ii) it was the result of active and deliberate dishonesty, or (iii) the individual actually received an improper personal benefit in money, property, or services, or (iv) in the case of a criminal proceeding, the individual had reasonable cause to believe that the act or omission was unlawful.

    The Holding Company intends to purchase director and officer liability insurance that insures directors and officers against certain liabilities in connection with the performance of their duties as directors and officers, and will provide for payment to the Holding Company of costs incurred by it in indemnifying its directors.

Item 21. Exhibits and Financial Statement Schedules

    The exhibits and financial statements filed as part of this Registration Statement are as follows:

    (a)  Exhibits

         The Index of Exhibits immediately precedes the attached Exhibits.

    (b)  Financial Statements

         Not applicable.

    (c)  Report or Appraisal

         Not applicable.

Item 22. Undertakings

    (a)  The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

         (b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pekin, Illinois, on August 19, 1997.

                                   PROGRESSIVE BANCORP, INC.


Date: August 19, 1997             By:
                                      ----------------------------------------
                                         Arthur E. Krile, Jr.
                                         President and Chief Executive Officer


                           POWER OF ATTORNEY

    We, the undersigned Directors of the Holding Company severally constitute and appoint Arthur E. Krile, Jr. with full power of substitution, our true and lawful attorney and agent, to do any and all things and acts in our names in the capacities indicated below which said Arthur E. Krile, Jr. may deem necessary or advisable to enable the Holding Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the Registration Statement on Form S-4 relating to the offering of the Holding Company Common Stock, including specifically, but not limited to, power and authority to sign for us or any of us in our names in the capacities indicated below the Registration Statement and any and all amendments (including post-effective amendments) thereto; and we hereby ratify and confirm all that said Bernard Janis shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    Signature                           Title                        Date

___________________________
Patrick E. Oberle                 Director                      August 19, 1997

___________________________
James S. Wolf                     Director                      August 19, 1997

___________________________
Arthur E. Krile, Jr.              President, Chief Executive    August 19, 1997
                                  Officer and Director
___________________________
E. Glen Rittenhouse               Senior Vice President,        August 19, 1997
                                  Secretary and Director
___________________________
Orville G. Deppert                Chairman of the Board         August 19, 1997

___________________________
R.H. More                         Vice Chairman of the Board    August 19, 1997

___________________________
John L. Steger                    Director                      August 19, 1997

                                  EXHIBIT INDEX


    Exhibit
    Number         Description of Document
    -------        -----------------------

    2 Agreement and Plan of Reorganization (attached as Exhibit A to the Prospectus and Proxy Statement filed as part of this Registration Statement).

    3.1 Articles of Incorporation of the Holding Company (attached as Exhibit B to the Prospectus and Proxy Statement filed as part of this Registration Statement).

    3.2            Bylaws of the Holding Company

    5.1 Opinion of Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation regarding legality of securities.

    5.2 Tax Opinion of Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation

    24.1 Consent of Luse Lehman Gorman Pomerenk & Schick, A Professional Corporation (contained in its opinion filed as Exhibit 5.1).

    99 Form of proxy to be mailed to shareholders of Pekin Savings, s.b.